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REGISTRANT'S NAME Glanbia Public Ltd Co

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**FORMER NAME

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SEP 0 1 2005
THOMSON
FINANCIAL

FILE NO. 82- 4734 FISCAL YEAR 1-1-05

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DAT : 8/31/05

A world of dairy foods and nutritional ingredients

Annual Report 2004



glanbia

Through a focus on leading brands and technologies, international scale and growth markets.

Our vision...

is to build international relevance
in cheese, nutritional ingredients
and selected consumer foods

glanbia

Annual Report 2004

Glanbia plc is an international dairy, consumer foods and nutritional products company.

In Summary
Group Turnover


12.32
29.44
58.24
%

Group Operating Profit
(Pre-exceptional)


14.30
32.80
52.90
%

- **Agribusiness**
- **Consumer Foods**
- **Food Ingredients**

Glanbia plc has three operational divisions: Agribusiness, Consumer Foods and Food Ingredients. Growth strategy is focused on enhancing the Group's core businesses and developing a strategic focus on Consumer Foods, Food Ingredients and Nutritionals markets.

Agribusiness

The key linkage between Glanbia and its Irish raw materials supply base of 5,300 farmer suppliers.This business is engaged primarily in feed milling and the marketing of a range of farm inputs, including fertilisers, feed and grain through a retail branch network.

Consumer Foods

Includes liquid milk, chilled foods and pork processing as well as the UK mozzarella cheese joint venture. In Ireland, Glanbia is the leading supplier of branded and value-added liquid milk, fresh dairy, cheeses, soups and spreads in the retail market. Glanbia Meats is the leading Irish fresh pork and bacon processor selling to Irish and international markets.

Food Ingredients

Comprising the USA and Irish dairy ingredients operations and the Group's developing Nutritionals business. Glanbia processes a range of milk, cheese and whey protein ingredients at facilities in Ireland and the USA for sale on international markets. Glanbia Nutritionals supplies the global nutrition industry with a range of solutions designed to address specific health and wellness benefits.

Financial highlights

2004 represents a progressive, improved performance, with stronger EPS and operating margin and an improved debt position.

Profit before exceptional items and tax (Euro million)


66.6
71.8
77.1
77.7
€
2001
2002
2003
2004

Operating margin (Pre-exceptional)


3.6
3.9
4.5
4.6
%
2001
2002
2003
2004

Adjusted earnings per share (Euro cent)


15.9
17.4
19.3
20.1
C
2001
2002
2003
2004

Year end net debt/EBITDA (times)


1.6
1.2
1.2
1.3
2001
2002
2003
2004

Finance cover (times)


2.3
2.8
3.5
5.2
2001
2002
2003
2004

BRAND PORTFOLIO

Consumer Brands

In the highly competitive Irish milk market, Avonmore is the number one milk brand. Given its milk heritage Avonmore is seen by Irish consumers as natural, fresh and nutritious. These attributes extend into the other products under the Avonmore name making it Ireland's biggest selling grocery brand.

Ireland's leading yogurt brand for over 30 years, Yoplait has established a unique position with Irish consumers for quality, taste and trust. Known for its consistently high quality and refreshing flavours, it is also perceived as being particularly good value for money in a highly competitive market.

Yoplait Everybody is a probiotic yogurt drink that provides 18% of the recommended daily allowance of essential vitamins and minerals, specially selected to enhance natural energy and resistance. Number two in the Irish market, it was the first Irish product to contain the LGG probiotic culture.

One of the first milk brands to come on to the Irish market when it was launched over 53 years ago, Snowcream has successfully maintained a loyal following and, despite increased competition, has continued to retain its position as the regional favourite in the South-East of the country.

Premier Milk has a long association with the Dublin market and continues to maintain its position as the preferred choice for generations in the capital. As a result, Premier is a significant player in the total market.

Available in a number of variations and renowned as 'the fillet of cheese', Kilmeaden is the most distinctive of Glanbia's variety of cheeses. It has established a nationwide reputation for its superior quality against other notable brands. Kilmeaden scores heavily with consumers on taste, trust, choice and value for money.

Nutritionals Brands

Using the most technically advanced membrane processes, cross flow micro-filtration, Provon is a premium whey protein isolate that has exceptional nutritional attributes. Containing significantly high levels of biologically active peptides and branded chain amino acids, it delivers 90% protein for the sports nutrition, clinical nutrition and health and wellness categories.

Developed for weight management applications, Prolibra is a whey protein milk mineral complex. It has shown in a clinical study to improve overall body composition through the loss of fat and maintenance of lean muscle mass. The all natural ingredient contains active peptides, proteins and is an excellent source of calcium and other milk minerals.

Real Calcium From Milk.

Used as an ingredient in functional foods, TruCal is a naturally derived dairy ingredient. It contains a balanced mineral profile including appropriate ratios of calcium, phosphorous, magnesium, potassium, zinc, copper, iron and selenium which are needed to promote and maintain optimal bone health.

A natural, biologically active milk protein that is isolated from fresh sweet whey with a unique processing technology, Bioferrin is an iron-binding lactoferrin which has antimicrobial properties and enhances immune system modulation. It is used in infant formulas, nutritional foods and supplements, sports nutrition supplements and pharmaceutical applications.

Salibra is bioactive whey protein concentrate. It is targeted at enhancing health and wellbeing through nourishment and regeneration of the intestinal system. Containing high levels of immunoglobulins and lactoferrin, its bioactive components destroy pathogens and viral toxins but promote survival of probiotic bacteria and help in cell regeneration, tissue repair and immune modulation.

GLOBAL MARKET POSITIONS



USA
NO.1 US Barrel Cheese
NO.1 Whey Protein Isolate
NO.3 Lactose
NO.4 American Cheddar Cheese
IRELAND
NO.1 Dairy Processor
NO.1 Pigmeat Processor
NO.1 Liquid Milk and Cream Brands
NO.1 Cheese and Butter Processor
EUROPE
NO.1 Pizza Cheese Supplier
NO.1 Supplier of Customised Nutrient Premixes
GLOBAL
Leading global supplier of advanced technology whey proteins and fractions

LOCATIONS

USA

Food Ingredients
Twin Falls, Gooding & Richfield, Idaho
Clovis, New Mexico

Nutritionals
Chicago
Monroe, Wisconsin
Centre of Excellence, Twin Falls, Idaho

IRELAND

Headquarters & Group Innovation Centre
Kilkenny

Food Ingredients
Ballyragget, Co. Kilkenny
Virginia, Co. Cavan
Kilmeaden, Co. Waterford
Carrick-on-Suir, Co. Tipperary

Consumer Foods
Dublin
Inch, Co. Wexford
Ballitore, Co. Kildare
Drogheda, Co. Louth
Waterford
Kilkenny
Roscrea, Co. Tipperary
Edenderry, Co. Offaly
Clara, Co. Offaly
Roosky, Co. Roscommon

Nutritionals Europe
Kilkenny

UK

Consumer Foods
Magheralin, Co. Armagh
Llangefni, Wales
Northwich, Cheshire

GERMANY

Nutritionals
Orsingen-Nenzingen

AFRICA

Food Ingredients
Lagos, Nigeria

CENTRAL AMERICA

Food Ingredients
Mexico City



1 Chairman's Statement

The results reflect the completion of our major restructuring and our strong strategic focus on high growth areas

These results reflect the continued transformation of Glanbia into a clearly focused consumer products, food ingredients and nutritionals Group. I am pleased to report on a satisfactory result and overall improved performance for 2004, notwithstanding the difficulties in the pigmeat sector and the background context of the EU dairy sector reforms.

2004 was a transition year for the Group and the results reflect the completion of our major re-structuring and our strong strategic focus on high growth areas.

Results *Turnover for continuing operations increased by* 10% to €1,828.7 million (2003: €1,659.2 million). Total Group turnover declined 10% to €1,846.0 million (2003: €2,041.1 million) as a result of the planned re-structuring of the Group's UK operations. The Group's share of the turnover of joint ventures increased 9.2% to €75.0 million (2003: €68.7 million).

Operating profit before exceptional items from continuing operations declined 5.6% to €83.5 million (2003: €88.5 million), mainly as a result of the poor performance of the fresh pork business, which was impacted by difficulties in the Irish pigmeat sector during the year. Profit before tax increased to €78.9 million as against a loss before tax in 2003 of €14.9 million. The pre-tax loss in 2003 reflects the €92.0 million exceptional charges in that year, as a consequence of the planned Group re-structuring, compared with a gain in 2004 of €1.2 million, principally on the sale of assets.

Adjusted earnings per share amounted to 20.10c, up 4.4% (2003: 19.26c), while earnings per share amounted to 20.41c compared with a loss per share of 12.01c in 2003.

Net debt decreased €3.2 million to €150.6 million (2003: €153.8 million), notwithstanding €126.3 million in capital expenditure and development initiatives in 2004. The overall improvement in the Group's debt reflects the proceeds of the disposal of Glanbia Foods Ltd (the UK hard cheese operation) and solid cash flow from operations.

The net interest charge declined to €6.0 million (2003: €15.0 million). This includes an interest credit of €2.5 million in respect of a Stg£35.0 million loan note from The Cheese Company Holdings Limited. The interest charge declined due to a changing mix of debt and a more favourable interest rate environment. The Group has a non-equity minority interest charge of €10.4 million relating to preferred securities (2003: €11.0 million). The total financing charge for the Group declined €9.6 million to €16.4 million (2003: €26.0 million). Financing cover was 5.2 times in 2004, compared with 3.5 times in 2003.

Dividends The Board is recommending a final dividend of 3.09c per share, compared with a 2.94c per share final dividend in 2003. This brings the total dividend for the year to 5.25c per share (2003: 5.0c per share), representing a 5% increase. Subject to shareholder approval the final dividend will be paid on Monday 23rd May 2005 to shareholders on the register as at Friday 22nd April 2005,

Below: New product developments in Yoplait include a tailored healthy proposition specifically formulated for children

€68.3 million


Yoplait
everyKiD
probiotic
yogurt drink



the record date. Irish dividend withholding tax will be deducted at the standard rate where appropriate.

Development During the year Glanbia invested €68.3 million on development projects. Significant progress was made in the construction of two new dairy processing facilities in New Mexico and in Nigeria. Also during the year, Glanbia opened the new Group Innovation Centre and announced the first strategic acquisition in the Nutritionals business.

Corporate Governance During the year, the Board reviewed in detail the principles and provisions of the revised Combined Code on Corporate Governance. As a consequence of this review, the Board implemented a revised corporate governance framework incorporating amended terms of reference of a number of Board Committees, specifically the Remuneration, Audit and Nominations Committees.

Management Change Group Deputy Managing Director, Billy Murphy, will be retiring from Glanbia in 2005. On behalf of the Group, I would like to pay tribute to Billy for the substantial contribution he has made to the growth and development of Glanbia. With his vast experience and strong customer relationships, Billy was instrumental in developing and expanding our Agribusiness, Food Ingredients and Meats businesses in particular. Billy will remain on as a Non-Executive Director for a subsequent two-year period.

Chairmanship On a personal note, I am due to retire from the Board in June and this, therefore, is my last Annual Report as Chairman. It has been an honour to serve Glanbia as Chairman for the last five years and as a Director of the Group for 17 years. During recent times, the Board and management have made difficult and far-reaching decisions to re-orientate the Group in a new direction. This year, we began to realise the benefit of the steady implementation of the Group's development strategy and going forward the Group is well positioned for growth. I would like to thank the shareholders, my colleagues on the Board, the Group Managing Director, management and staff for their unswerving commitment to Glanbia.

Tom Corcoran

Tom Corcoran
Chairman



2 Group Managing Director's Review

Our competitive advantage lies in the scale and diversity of our milk processing businesses, strong consumer brands, international partnerships and nutritional ingredients expertise

Overall, the Group performed satisfactorily in 2004, delivering results in line with expectations, notwithstanding the challenging trading environment in Ireland, particularly the difficult pigmeat sector. We are pleased with the progress made on the development and implementation of the Group's strategy and the completion of the Group re-structuring programme.

Financial Highlights The success of the Glanbia strategy is demonstrated in an overall improvement in performance, with increased turnover from continuing operations, an improved operating margin, stronger earnings per share and an improved debt position.

Trading Environment Market conditions within the global dairy industry were strong overall in 2004. The European market benefited considerably from higher exports to third countries. Year-on-year, annual average milk powder and cheese prices in Europe rose slightly on 2003. This was contrary to industry expectations following the implementation of the Mid Term Review (MTR) of the Common Agriculture Policy (CAP), which took place in July and was expected to lead to price falls over the second half of the year. The generally positive trading environment in Europe underpinned a stable product and raw material pricing structure for Glanbia during the year. However, this situation is not expected to persist and a re-balancing of the pricing structure in the sector is expected in the shorter term. USA cheese production grew at one of its fastest rates in 2004, with a year-on-year increase of 2.9% which was a record high. Dietary trends, in particular the switch to increased protein consumption, contributed to this growth rate. Increased milk output in the State of Idaho, where the Group has major production facilities, was ahead of the rest of the USA for the year. This volume growth, combined with the benefits of our investment programme in the Idaho facilities, contributed to the strong performance overall from Glanbia's USA business.

Investments In 2004, as part of the overall capital expenditure programme, the Group spent €68.3 million on a number of development initiatives aligned with the Group's growth strategy. This includes strategic investment in two significant joint venture initiatives in New Mexico and Nigeria, as well as organic expansion in our Food Ingredients and Consumer Foods businesses.

The Group has a 50:50 investment in the US$190 million cheese and whey production facility in New Mexico, the Southwest Cheese joint venture with Dairy Farmers of America Inc. and Select Milk Producers Inc. We also have a 50:50 joint venture with PZ Cussons plc to build a new US$25 million facility in Nigeria to further process powdered milk, sourced primarily from Ireland, for the Nigerian market. Both of these projects will begin commissioning in 2005.

A capital expenditure programme in the USA saw the expansion of our Idaho facilities where we commissioned three new plant extensions during the year. These capacity

Below: Glanbia's Ballyragget site is Europe's largest integrated dairy facility

Our 4000 employees





expansions were designed to meet the increased demand for cheddar cheese, primarily from the food service and retail sectors as well as increased demand for whey-based ingredients, reflecting the growing nutritional marketplace.

In Consumer Foods Ireland, investment was made in organic growth with the launch of flavoured milks and new soup and sauce products under the Avonmore brand. On-going brand investment is central to the growth of our business. Well-supported brands that benefit from innovation and effective marketing retain consumer loyalty and attract new followers in what is an intensely competitive retail market place. Consumer Foods Ireland also made a small strategic joint venture in 2004 with the announcement of a 50:50 joint venture agreement with Nashs Mineral Waters for a cash consideration of €1.3 million.

Acquisitions During the year, the Group made its first acquisition in the nutritionals area with the purchase of German-based nutrient delivery systems business Kortus Food Ingredients Services ("Kortus") for €14.5 million. Kortus specialises in the production, research and development of customised nutrient systems for customers in the Infant Formula, Clinical Nutrition and Dietetics markets. This business gives Glanbia a platform for growth in those sectors as well as access to a strong sales presence in Germany and Austria.

Glanbia is committed to an on-going investment programme to underpin its development strategy. This will be focused around developing and acquiring world-class nutritional solutions capabilities as well as continuing to drive scale positions in cheese on an international basis.

Strategic Vision Our vision is to build international relevance in cheese, nutritional ingredients and selected consumer foods and the Group's development strategy is centred on these high growth areas.

Glanbia's competitive advantage lies in the scale and efficiency of the Irish and USA milk processing businesses, the strength of our Irish consumer brands, the depth of our partnerships with our blue chip food customers worldwide and our expertise in nutritional ingredients. The continued expansion of the strategic areas of operation will be achieved by a programme of product and process innovation, acquisitions, strategic joint ventures and on-going investment for organic growth and operational efficiency.

Specific medium term targets are centred around:

- Developing and acquiring "world-class" nutritional solutions capabilities
- Accelerating product and process innovation to meet changing customer and consumer demands for specific formulations, functionality, taste or convenience

- Driving our scale position by further expanding our cheese facilities and our customer offer on an international basis

- Continuing to build a global dairy ingredients business by maximising new market opportunities in emerging markets

- Consolidating our market leading positions and brand portfolio through increased marketing and innovation

times and the fact that 10% of adults snack instead of having a main meal. There is also a growing market for convenient, on-the-move products and foods aimed at low-carb diets. Trends like this provide the fuel for innovation. Keeping up with these and other trends ensures that innovations are commercially relevant. During 2004, the Group made further progress in advancing its innovation agenda with the opening of the Group Innovation Centre in Ireland. This complements the existing Centre in Idaho, as well our R&D facilities in other Group businesses.





- Managing the impact of EU dairy sector reforms

- Focusing on continuous improvement in operational efficiency (including continued sensible co-operation within the Irish milk processing industry)

Innovation Agenda Glanbia's innovation agenda is based on the continued development of health-based functional food ingredients and consumer foods with a nutritional emphasis, through the constant application of science-based innovation. All Glanbia's research is based on a close study of consumer lifestyle changes and consumer food choices. Efficient nutrition is a key driver of our new product development and the Group continuously tracks health and wellness developments, particularly the obesity concerns, in order to provide the most effective nutritional solution to our customers.

Other lifestyle drivers are the growth of one and two person households, shorter average meal preparation

Board and Management changes Our Group Chairman, Tom Corcoran, is due to retire from the Board in June. Tom has served as a Director of the Group since 1988 and as Chairman for the last five years. On behalf of management and staff, I would like to record our deep appreciation of the leadership, deep commitment and support provided by Tom. He chaired Glanbia through challenging times and steered the Group to where we are now, clearly en route with our development strategy.

The Chairman has already paid tribute to my colleague, Group Deputy Managing Director, Billy Murphy, and I would like to reinforce this sentiment and to wish Billy every good wish for the future. Billy's contribution to Glanbia has been substantial, not just in terms of his experience but his vision and values, and we will retain the benefit of his experience for the period he remains on as a Non-Executive Director.

Glanbia People Glanbia is about people. Our 4,000 employees are the key to building sustainable growth and the Glanbia values of 'Be the Best', 'People Matter', 'Find a Better Way' and 'Pride in What We Do' are part of the everyday way of working in the organisation. I am fortunate to have a strong management and employee team as well as a strong Board. With loyal stakeholders, robust customer partnerships and consumer support, we have a strong dynamic driving the business forward.

Since year-end, the Group reached agreement with Dairygold Co-Operative Society Limited that Glanbia will operate the regional CMP liquid milk, cream and juice brand. Also since year-end, Glanbia reached a separate agreement with Dairygold Co-Operative to enter into a contract manufacturing arrangement for elements of our respective milk processing activities. The agreements with Dairygold demonstrate our continuing internal drive for production and cost efficiencies in response to the effects of MTR on the market landscape.

Developing and acquiring a world class nutritional solutions capability as well as continuing to drive scale positions in cheese on an international basis

Outlook For 2005, our focus will be on the completion of the major strategic dairy processing investments in New Mexico and Nigeria, development initiatives that build scale and diversity and drive cost efficiencies that enhance performance. The trading outlook across the Group has some challenges, particularly in the context of managing the impact of EU dairy sector reform. However, with our strong market positions and evolving Nutritionals business, the Group is well positioned for growth.



John Moloney
Group Managing Director

Through the constant application of science-based innovation and the researching of consumer lifestyle changes and food choices, Glanbia has continually developed health-based functional food ingredients and consumer foods with a nutritional emphasis.

This has enabled the launch of advanced, differentiated and branded ingredients and foods with nutritional benefits that have a positive synergistic effect on weight management diets, immune enhancement and physical performance.







3 Operations Review

Our vision is to build international relevance in cheese, nutritional ingredients and selected consumer foods

Glanbia plc has three operational divisions: Agribusiness, Consumer Foods and Food Ingredients. Growth strategy is focused on enhancing the Group's core businesses and developing a strategic focus on Consumer Foods, Food Ingredients and Nutritionals markets.

Agribusiness

Agribusiness The Agribusiness Division is the key linkage between Glanbia and its Irish farmer suppliers. It is engaged primarily in feed milling and the marketing of a range of farm inputs, including fertilisers, feed and grain through a retail branch network. The Division also has interests in fertiliser production, veterinary wholesaling, malting and port services.

With a workforce of more than 400, Agribusiness operates in 16 counties with a broad geographical reach in the South-East of Ireland. It has a strong customer interface through a network of 70 retail branches.

The Division has 39 grain intake locations, 14 of which are engaged in drying green grain for customers. In addition, Glanbia has two compound feed mills and two coarse feed plants. Glanbia Agribusiness also operates a number of ventures in association with other companies. These include Grassland Fertilisers (Kilkenny), South-East Port Services, Co-Operative Animal Health, D. Walsh & Sons and the Malting Company of Ireland.

Results As anticipated, 2004 was a challenging year for the Agribusiness division and overall turnover declined by 3.0% to €227.4 million (2003: €234.5 million). Operating profit declined 15.1% to €12.1 million (2003: €14.2

Agribusiness **Overall Turnover**

Agribusiness **Operating Profit**


234.5
€
million
227.4
million
2003
2004
14.2
€
million
12.1
million
2003
2004

million), reflecting the combined effects of poor grain markets and the influence of changing demand patterns and pricing in an evolving farming sector. Operating margin reduced to 5.3% (2003: 6.1%). During 2004, the division continued its efficiency and cost management programme and the number of retail branch outlets was reduced by 12 to 70 branches.

Trading Environment The influence of world trade policies on agricultural support had a significant effect on all facets of the industry in 2004; specifically the implementation of the MTR, and the introduction of direct payments resulting in payments no longer being linked to output. This trading environment resulted, in some cases, in reduced inputs and production.

Strategy Despite a challenging trade environment, Glanbia Agribusiness is committed to building on its inherent strengths to grow its market share.

The Agribusiness strategy is to maximise efficiency and grow market share by:

- growing the core product range organically and by acquisition
- being the most cost efficient supplier
- providing competitive products to customers
- re-shaping the retail offer to a more diverse rural population

Brands With a portfolio of national brands, such as Gain Feeds, IFI and MasterCrop, Glanbia Agribusiness has market leading positions in animal feeds, fertiliser, seed grain, chemicals and grain markets.

In the animal feed markets, the Gain Feeds ruminant and horse feed brand is the market leader and is widely recognised for quality and value in both the Irish and European markets. With the Gain Feeds brand, Glanbia applies its internationally recognised nutrition expertise to animal feed across the full spectrum of livestock.

Outlook 2005 is the first year following full decoupling of EU agricultural supports from farm production. It is anticipated that this will result in a further reduction in farm input requirements and in overall market volumes. However, in the 2004 Glanbia survey of dairy suppliers in respect of the impact of MTR, the majority of suppliers predicted that milk volumes would not decrease in the Glanbia Agribusiness trading area.

The division will continue to focus on a programme of investment and rationalisation in order to achieve necessary cost efficiencies going forward.

With its evolving structure and more efficient cost base, Glanbia Agribusiness is well positioned to provide a full product offering to continue to meet changing customer needs.

Agri - Link

IFI
IRISH FERTILIZER INDUSTRIES

GAIN
FEEDS

Consumer Foods



Focusing on nutritious, fresh and natural

The business strategy is for strong organic and acquisitional growth, with a concentration on nutritional beverages, fresh dairy products, cheese, soups and spreads

The Consumer Foods Division of Glanbia plc includes Consumer Foods Ireland (liquid milk and chilled foods businesses), Glanbia Meats and the UK joint venture with Leprino Foods, Glanbia Cheese.

Results Overall, 2004 was a challenging year for the Consumer Foods Division. Turnover at €543.5 million (2003: €900.4 million) was down, reflecting the completion of the planned UK re-structuring programme. Operating

Consumer Foods
Overall Turnover


900.4
543.5
€
million
million
2003
2004

Consumer Foods
Operating Profit


44.8
27.8
€
million
million
2003
2004

profit declined to €27.8 million (2003: €44.8 million), reflecting the impact of the UK re-structuring programme and a sharp decline in the performance of Glanbia Meats. Operating margin improved to 5.1% (2003: 5.0%).

CONSUMER FOODS IRELAND

In Ireland, Glanbia is the leading supplier of branded and value-added liquid milk, fresh dairy products, natural cheeses and fresh soups in the retail market.

The business, spread over 10 locations, employs almost 900 people and has leading category positions in branded and fortified milks, potted and drinking yogurts, natural block and value-added cheese, fresh soups and sauces.

It operates under three category functions - Nutritional Beverages, Fresh Dairy Products and Cheese, Soup and Spreads.

Nutritional Beverages In 2004, the Avonmore and Premier milk brands consolidated their No. 1 & No. 2 positions respectively in a flat market which had increasing milk imports from Northern Ireland. The business strategy of focusing on value-added milk offerings resulted in the successful launch of a chocolate and strawberry milk range, a nutritious alternative to carbonated drinks for older children, targeted at mothers. The performance of the Avonmore functional milks such as the pro-biotic milk continued to grow in 2004.

During the year, Consumer Foods entered into a joint venture with Nashs Mineral Waters (Marketing) Limited for the sales and marketing of the Nash's range of water-based beverages. This joint venture complements Consumer Food's existing milk and juice portfolios to provide a complete beverage range to customers and consumers.

Fresh Dairy Products 2004 was a demanding year in the very competitive Fresh Dairy Products market, compounded by the entrance of additional competitor brands and a slowing of the market growth rate. Yoplait Petit Filous and YOP consolidated their strong positions as the leading children's fromage frais and drinking yogurt brands.

Cheese, Soups and Spreads Kilmeaden, "the fillet of cheese", and Avonmore Fresh Soup defended their leading positions as nutritious, convenient offerings for the busy Irish consumer. Avonmore extended its fresh soup portfolio with the launch of a "Connoisseur" range of more adventurous and premium recipes to appeal to the changing tastes and preferences of Irish consumers. Avonmore also launched a "Kidz" fresh soup range to mothers as a fun, nutritious and convenient meal to suit children's tastes.

Results Against the background of a competitive grocery trade and food retail market in Ireland, the liquid milk and chilled foods businesses performed reasonably well, although both turnover and profitability reduced in 2004.

During 2004, a substantial investment was made to integrate the supply chain processes of liquid milk and chilled foods and while there is further work planned in this area, this new structure is beginning to yield benefits.

Environment The trading environment continued to be competitive in the multiple and convenience trade channels, particularly in the context of price and promotional activity in the fresh dairy products and cheese categories.

Strategy The vision of Consumer Foods Ireland is to be Ireland's premier supplier of chilled foods and nutritious beverages to the retail and food service sectors and the supplier of choice to key customers.

The business strategy is for strong organic and, where appropriate, acquisitional growth with an operational concentration in nutritional beverages, fresh dairy products and cheese, soup and spreads.

Brands and Innovation Consumer Foods Ireland continued to consolidate its position in 2004 with Ireland's leading dairy food and beverage brands - comprising Avonmore, Premier, Yoplait, Petit Filous and Kilmeaden. Glanbia's milk, fruit yogurt, fromage frais, drinking yogurt, fresh soup, fresh creamed rice and natural block cheddar brands hold leading market positions.

The Division's innovation agenda is consumer and customer-led with a focus on nutritious, fresh and natural – the key drivers of growth for food and beverages among consumers. These attributes are found in all of the Consumer Foods product portfolio and are particularly synonymous with the Avonmore, Yoplait and Kilmeaden brands.

The growing awareness among Irish consumers of the link between food and health has resulted in an increasing demand for more functional food solutions. Growing public concerns with regard to obesity, heart health and diabetes are causing consumers to seek out food propositions that provide specific health benefits to help them manage their increasingly sedentary lifestyles.

Milk as a perfect source of protein and dairy products being ideal carriers of nutritional and functional ingredients, provide strong platforms for both the Avonmore and Yoplait brands to offer additional health benefits to the Irish consumer.

Innovation in the three portfolios focuses on the introduction of new products that provide nutrition and health benefits, across treat, re-fuel and snacking usage occasions. In addition, offerings such as the 0% fat Yoplait range are designed for consumers as part of a nutritious weight management solution.

Research and development is also focused on the demand for more easy to prepare, easy to eat or drink, nutritious food propositions. This trend arises from reduced food preparation time and increased snacking behaviour. Irish consumers are increasingly reluctant to accept products that offer this convenience at the expense of nutrition. Avonmore Super Milk, in its easy to use, on-the-go bottle, is an example of a packaging innovation solution for snacking consumers.


Avonmore
fresh chocolate Milk
Avonmore
fresh banana Milk
fresh strawberry Milk

Below: Avonmore flavoured milks were successfully launched in 2004

Pat Brophy
Chief Executive
Consumer Foods
Ireland



Outlook The growing demands for more "efficient nutrition" strongly position the Consumer Foods portfolio to capitalise on this trend going forward. On-going innovation, combined with Consumer Food's leading brands, places the business in a strong position to continue the development and extension of its portfolio for taste, nutrition and health in a variety of convenient formats for the demanding consumer.

Since year-end, in line with its growth strategy, Consumer Foods Ireland reached agreement with Dairygold Co-Operative that Glanbia will operate the regional CMP liquid milk, cream and juice brands.

GLANBIA MEATS

Glanbia Meats is the largest Irish pork processor with a 50% share of pig slaughtering in the Republic of Ireland. A total of 920 people are employed at two slaughtering plants at Roscrea and Edenderry and two further processing plants at Roosky and Clara.

The business serves domestic and international markets, including the UK, Germany, the Far East, Russia and the United States. Principal products are boneless pork and bacon cuts in fresh and frozen format. Customers include all the leading Irish food retailers, major international food processors and distributors into the food service market. A range of cooked products in canned and other formats is also produced for the Irish and UK markets.

Results Profitability in Glanbia Meats declined sharply in 2004 due to a weak pork market and very competitive market supply dynamics. The pigmeat industry is cyclical and this has been compounded in recent years by over-capacity relative to the available supply of pigs. During 2004, the industry consolidated with a reduction in the number of processors and, as anticipated, trading conditions improved late in the year with some margin recovery and growing international demand.

Strategy The business strategy is built upon the three pillars of quality, efficiency and flexibility. The sector is increasingly dominated at an international level by super-large processing companies that cross national boundaries to increase their scale and reach. Glanbia Meats competes, therefore, on the basis of its "small scale advantages" and has successfully developed a number of key customer relationships built upon these three strategy pillars. A key success factor is Glanbia Meats' ability to provide this flexible, quality offering in the broad range of national markets served. Local tastes and preferences vary significantly from one market to the next and this drives demand for specific products in these markets.

Outlook General market conditions are expected to improve in 2005 as a result of the anticipated reduction in pig supply across most of the major pig producing countries in Europe and increasing demand amongst the 10 CEEC countries, as well as Japan, Russia and China.

Against this more favourable background, the business expects to capitalise upon its strong positions in the home market and to continue to build market share internationally.

Overall, the outlook for 2005 is for a continuing improvement in performance within Glanbia Meats as efficiencies and returns improve due to the completion of the investment programme that started in 2003. With modern plant and efficient operations, Glanbia Meats is well positioned to benefit from this stronger industry and operating environment in 2005.

GLANBIA CHEESE

Glanbia Cheese, where Glanbia has a 51% interest in a joint venture with Leprino Foods, is Europe's leading producer of mozzarella for the pizza sector. The business employs 363 people between its two manufacturing operations based in Llangefni, North Wales and Magheralin, Northern Ireland, and an administration office based in Northwich, Cheshire. The business services both the food service and industrial pizza manufacturers. It lists the major pizza providers in both sectors among its customer base, and with the majority of the key pizza providers it has a sole or lead supply position. Glanbia Cheese supplies a range of mozzarella products including block, ribbon, and string mozzarella.

Results While the overall market for mozzarella cheese grew, trading conditions remained highly competitive as dairy processors re-position their product portfolios in the wake of the implementation of MTR in EU dairy markets. As a leading supplier of innovative products, volumes at Glanbia Cheese grew - however, profits were depressed by the poor pricing environment.

Environment The sector remains competitive with a number of manufacturers striving to fill additional capacity that has come on-stream in recent years.

Strategy The Glanbia Cheese strategy is to maintain and build on its position as the leading supplier of pizza cheese in Europe through on-going innovation based on the Leprino technology, quality and functionality. These value offerings enable the business to offer a significantly differentiated product, process and economic offering to the marketplace.

Below: Glanbia Cheese is Europe's leading producer of mozzarella for the pizza sector



Outlook The business has invested heavily in transferring the Leprino technology to its manufacturing locations. Customer reaction and uptake of this new technology has been extremely positive, and the business is confident that the technical and economic benefits that the technology brings will enable the business to further strengthen its position in the marketplace.

This market environment is expected to improve somewhat in 2005. The strength of the Glanbia Cheese market position, quality product and unique technology places this business in a good position to benefit as these developments unfold.



Food Ingredients

Addressing health & wellness issues

We have a deep understanding of specific customer requirements and the expertise to supply the most appropriate ingredients to meet those expectations

Billy Murphy
Deputy Group
Managing Director



The Food Ingredients Division of Glanbia has a number of clearly defined but closely related businesses. These include Glanbia Foods Inc. in the USA, Food Ingredients Ireland, a number of joint ventures in various countries and the Group's developing Nutritionals business.

At facilities in Ireland, the USA and Nigeria, Glanbia processes a range of milk, cheese, whey protein ingredients, formulated milk powders (including infant formulas), casein, skim milk powder and lactose for sale on international markets. Glanbia Nutritionals supplies the global nutrition industry with a range of solutions designed to address specific health and wellness benefits.

Results The Division delivered a good result in 2004, driven by a strong contribution from the Group's USA cheese operations and a satisfactory result from the Irish business. Turnover increased 18.6% to €1,075.2 million (2003: €906.2 million). Operating profit grew 32.6% to €44.8 million (2003: €33.8 million) and operating margin grew 44 basis points to 4.2% (2003: 3.7%).

Food Ingredients
Overall Turnover



906.2
1,075.2
€
million
million
2003
2004

Food Ingredients
Operating Profit



33.8
44.8
€
million
million
2003
2004

FOOD INGREDIENTS USA

Located in the State of Idaho, the Glanbia Food Ingredients USA business, (Glanbia Foods Inc.), has access to a high quality, high volume supply of milk. It is the largest producer of barrel cheese in the world and is one of the top producers of American-type cheddar cheese and whey-based food ingredients. Customers are companies in the food service, food processing and retail sectors.

Glanbia Foods Inc. processes 1.6 billion litres of milk a year (one third of the Idaho milk supply), and produces 167,000 tonnes of cheese and 56,000 tonnes of other ingredients between its four processing plants located at Gooding, Richfield and Twin Falls. Glanbia Foods Inc. employs approximately 500 people in Idaho.

Below: An expansion at the Gooding cheese facility in the USA resulted in a 25% production increase in 2004

The cheese facility at Gooding is the largest producer of barrel cheese in the world. This one plant produces more cheese than the equivalent of Ireland's national output and has gone through five expansions since Glanbia acquired it in 1990. The Gooding whey plant, which is located beside the cheese plant, manufactures whey protein concentrate, lactose, lactoferrin and bioferrin which are used in nutritional food formulations by other food manufacturers. The Gooding facility is one of the largest single site operations of its type in the USA.

The Twin Falls cheese facility produces 50,000 tonnes of all varieties of American cheese per annum (cheddar, mozzarella, Monterey Jack, Colby, Colby Jack, and Pepper Jack). Cheese from this source is sold under the leading USA cheese labels and is widely used by leading pizza and frozen snack manufacturers.

The whey plant at Richfield processes all the whey from the Twin Falls facility and is one of the largest dedicated whey processing facilities in the USA. It was one of the first facilities in the country to fractionate whey into whey protein concentrate and lactose. Glanbia pioneered the development of cross-flow micro-filtration to enable the production of the highest quality whey protein isolate currently available on the market. Approximately half the products from the Richfield whey plant are exported to Asia and South America.

Results Solid volume growth, good demand for whey, improved market pricing for cheese and increased capacity at the Idaho facilities resulted in a strong performance overall from Glanbia Foods Inc. in 2004.

As part of an on-going programme of investment - €18.6 million in 2004 - an increase in capacity at the Idaho facilities for cheese and whey products was completed during the year. A further phase of investment to add new plant for the production of protein isolates, which is a core product in the Nutritionals business, was also commenced in 2004 and has recently been commissioned.

Trading Environment USA cheese production in 2004 grew at one of the fastest rates for some time, with a year-on-year increase of 2.9% to hit a new record. The buoyant economy as well as dietary trends, especially the switch to increased protein consumption, helped stimulate demand for high-quality cheese products.



Strategy The business vision is to become the most relevant supplier of American cheese to industrial customers in the USA while achieving maximum value from the whey stream generated by the cheese operations.

This is being achieved through the adoption of the low cost, large scale western milk production and processing model. This strategy of efficient asset utilisation through least cost production is coupled with long-term customer relationships.

Outlook The outlook for 2005 is positive, with milk production in Idaho expected to be strong and with solid market demand indications.

FOOD INGREDIENTS IRELAND

Glanbia's Irish Food Ingredients business is Ireland's largest milk processor with 30% of the country's manufacturing milk pool, or 1.3 billion litres, being processed. The business operates on a global scale with 95% of outputs exported to key markets across Europe, North America and Africa.

Food Ingredients Ireland is one of the leading global suppliers of dairy-based ingredients to international food, pharmaceutical and beverage manufacturers. It has four processing centres in Ireland: Ballyragget, County Kilkenny; Virginia, County Cavan; Kilmeaden, County Waterford and Carrick-on-Suir, County Tipperary and employs approximately 600 people.

The main manufacturing site at Ballyragget is Europe's largest integrated dairy facility and ranks among the world's top dairy ingredient sites, both in terms of scale and in the level of technology and innovation employed. In Ballyragget, milk is split into its various components and products are manufactured to meet the specific requirements of its varied customers.

Glanbia's food ingredient product range includes: acid casein; rennet casein; cheddar cheese; butter; butter oil; lactose, cream and milk powders. Glanbia is one of the largest suppliers of fortified milk products in the world and is the largest manufacturer of casein in Ireland, with key market positions in Europe and North America. It is also the leading supplier of lactose into the infant formula industry in Ireland.

Glanbia is one of Ireland's largest butter manufacturers and is also Ireland's largest manufacturer of cheddar cheese, which is manufactured in Ballyragget and Kilmeaden. The business is also a key supplier of cream for the Baileys Irish Cream Liqueur brand, which in addition to fat-filled milk powders, is produced at the Virginia facility. Dairy spreads are produced at the Carrick-on-Suir facility.

Results Food Ingredients Ireland had a satisfactory year against a backdrop of solid market demand. This arose both from a growing demand in developing countries and also as a result of the growing realisation that dairy products provide safe nutrition. The combined benefits of rationalisation, an enhanced product mix from innovation and increased capacity utilisation contributed to the performance of the business. Market demand was better than anticipated in 2004 and this underpinned a stable product and raw material pricing structure during the year.

Strategy The business strategy is to pursue a relentless drive for internal efficiencies, coupled with strategic alliances, to increase utilisation of facilities, lower the cost of finished product and establish new routes to market. The focus on on-going innovation and strong customer partnerships further leverages the advantages of scale and high quality milk from grass-based production.

Since year-end, further progress was made in the area of strategic alliance with the announcement that the business has agreed, in principle, a contract manufacturing arrangement with Dairygold Co-Operative Society Limited. Under this agreement, Glanbia will manufacture Dairygold's butter and Dairygold will manufacture a range of dairy products for Glanbia, thereby maximising capacity utilisation in the respective facilities.

Innovation and Brands Glanbia Food Ingredients has a deep understanding of its specific customer requirements and has the expertise to supply the most appropriate ingredients to meet clients' expectations. An on-going innovation programme, in partnership with customers, has been successful in developing functional capabilities for specific applications.

While the focus is on ingredients, Glanbia has also invested in business-to-business branding and is, for example, a leading supplier of milk and whey protein with two brands, Snopro and Avonlac.

Outlook As a large manufacturing operation, the focus for Food Ingredients Ireland in 2005 is to continue to examine opportunities to minimise the impact of inflationary cost increases. The recently announced agreement in principle with Dairygold Co-Operative is a logical development in this regard.

Arising from the implementation of MTR, a re-balancing of the pricing structure in the sector is expected in the shorter term due to downward pressure on commodity product returns, coupled with the reduction in EU institutional supports.

Against this background the business is well placed in the market to fully exploit new trading opportunities and an increased demand for efficient nutrition.

GLOBAL JOINT VENTURES

New Mexico In 2004, Glanbia began the construction of a US$190 million cheese and whey manufacturing plant at Clovis, New Mexico in a joint venture with Dairy Farmers of America Inc. (DFA) and Select Milk Producers Inc. (Select). Called "Southwest Cheese Company LLC", the business is 50% owned by Glanbia and will begin commissioning at the end of 2005.

Once operational in 2006, Southwest Cheese will be one of the largest cheese processors in the world. It will have the capacity to process in excess of one billion litres of milk per annum and will produce over 110,000 tonnes of cheese. The associated whey plant will be able to produce 7,500 tonnes of high quality value-added whey proteins per annum.

Glanbia's partners, DFA and Select, will provide the milk for the new plant and Glanbia has responsibility for operating the plant and for sales and marketing of the products through existing structures.

Uruguay A marketing joint venture with Conaprole of Uruguay was established in 2003 and is based in Mexico. It markets dairy ingredients into Central and South American markets.

Nigeria In 2003, Glanbia entered into a 50:50 joint venture with PZ Cussons plc to build a US$25 million facility in Nigeria to supply evaporated milk and milk powder to the local Nigerian market. Due for commissioning in 2005, this business will handle 35,000 tonnes of milk products per annum.

Glanbia has responsibility for the operation of the plant and sourcing of raw materials. PZ Cussons is responsible for the marketing and distribution of the products through its existing Nigerian subsidiary.





Nutritionals

Growing demand for food products with health benefits

With our growing portfolio of ingredient brands, we are building a worldwide reputation for customised products, innovative processing technologies and outstanding customer service

Kevin Toland
Group
Development
Director



Glanbia's expertise and leading global position in the fractionation and utilisation of whey proteins is the strategic rationale for this evolving business. Glanbia Nutritionals supplies the global nutrition industry with a range of solutions designed to provide specific health and wellness benefits.

As an evolving business, Glanbia Nutritionals employs over 50 people at global locations in Ireland (Kilkenny), the USA (Monroe, Twin Falls and Chicago), Germany (Orsingen-Nenzingen), Brazil, Uruguay and China.

Glanbia Nutritionals is a key provider of nutritional ingredients that address the growing demand for food products with health benefits over and above nutritional value. Its end market is a growing range of nutrition-based industries, including Performance Nutrition, Sports Nutrition, Sports Bars, Nutritional Beverages, near Pharma, Supplements, Medical, Clinical Nutrition, and Infant Nutrition.

The Glanbia Nutritionals product range includes: whey protein isolates, lactose, calcium, lactoferrin, vitamins and minerals. These ingredients are the basis for a range of brands such as *Provon®*, *Prolibra™*, *Salibra™*, *Trucal®*, *Tri-Fx™*, *BarFlex™*, *BarPro™* and *BarMax*. Through these brands the company is building a worldwide reputation for customised products, innovative processing technologies and outstanding customer service. The market reach of the business includes: the USA, Japan, Germany, Canada, Mexico, China, Korea, Thailand, Australia, Brazil, Argentina, Uruguay, Ireland, the UK, France, Spain, Holland, Austria, Hungary and Switzerland.

Results Glanbia Nutritionals made progress in 2004, achieving good sales growth, supported by the additional capacity in specialised whey protein isolate products in Idaho.

During the year, Glanbia Nutritionals developed and launched advanced, differentiated and branded ingredients, targeted at a range of nutritional requirements such as weight management, immune enhancement and performance. These products were developed at the Group's Innovation Centre in Ireland and at the Idaho Centre of Excellence in the USA in partnership with customers, and have all been positively received by the market.

Trading Environment The Global Nutrition market and, in particular the whey sector exhibited strong growth in 2004. In particular the core areas of dairy derived ingredients have benefited from continuing scientific research that underpins the health benefits of dairy as well as its role in weight loss and in targeting various health areas (such as bone health). This has been underpinned in early 2005 by the updated USA dietary guidelines that have recommended a 50% increase in dairy consumption in the daily diet.

Strategy The Group strategy is to become a key global provider of nutritional ingredients and nutritional solutions, through a range of initiatives in capacity expansion, research and development, acquisition and joint ventures in both dairy and non-dairy sectors.

During 2004, the business made its first acquisition with the purchase for €14.5 million of the German-based Kortus Food Ingredients Services ("Kortus") which specialises in the production, research and development of customised nutrient systems for customers in the Infant Nutrition, Dietetics and Functional Food markets. This development extends the Glanbia solution capability and product range, and strengthens access to key sectors of infant and clinical nutrition as well as improving the Glanbia scale, presence and relevance particularly in the German, Austrian and Central European market places.



Developments/Investments In addition to the Kortus acquisition, a number of investments were made in 2004 to further strengthen the business, including increased resourcing of the Nutritionals development programme.

The commissioning of additional capacity for specialised whey protein isolate products in Idaho, as well as additional capacity in New Mexico coming on line at the end of 2005, will guarantee an increased volume of raw material supply to the Nutritionals business going forward.

In response to strong sales growth in the Pacific Rim and Oceania, the business has established a direct presence in these markets, through offices in South America and Asia, further positioning the business for growth.

Brands/Innovation During the year, Glanbia Nutritionals had continued success in the development and launch of advanced, differentiated, branded ingredients such as *Barflex™* (focused on the bar market), *Prolibra™* (focused on weight management), *Salibra™* (immunity) and *Tri-Fx™* (Performance Nutrition sector).

The business is committed to the continued expansion of innovation through increased resourcing at the Idaho Centre of Excellence and the world class Group Innovation Centre in Kilkenny.

Outlook Overall, the outlook for 2005 is positive with anticipated sales growth coming from organic growth through capacity expansion and by acquisition.

Glanbia Nutritionals will continue to drive growth with a strong innovation agenda, together with focused sales based on a thorough understanding of customer needs. Based on continuing consumer demand and additional resourcing within the business, there is a potential for further growth in new geographies and sectors.

Glanbia marketeers realise that the cornerstone of strategic success is understanding and meeting customer needs with bespoke solutions.

Well-supported national and international brands that benefit from innovation and effective marketing have contributed significantly in retaining the loyalty of existing customers and attracting new ones in an intensely competitive marketplace.



4 Finance Review



Geoff Meagher
Group Finance
Director

Results Growth in operating profit before tax and exceptional items of 1.0% to €77.7 million, an increase in operating margin to 4.6% together with a further reduction in debt and strengthening of the Group's balance sheet are key highlights of the 2004 results. Operating profit before exceptional items from continuing operations declined 5.6% to €83.5 million, mainly as a result of the poor performance of the Fresh Pork business, which was impacted by difficulties in the pigmeat sector during the year. Group turnover declined 9.6% reflecting the impact of restructuring of operations in the UK. Details of divisional operating profit are given on pages 18 to 25.

The Group's finance charge (including non-equity minority interest) decreased to €16.4 million from €26.0 million in 2003. The finance charge is net of interest receivable of €2.5 million in respect of the Stg£35.0 million loan note from The Cheese Company Holdings Limited. Financing cover (Group operating profit, pre exceptional items, to Group net interest and non-equity minority interest) improved to 5.2 times (compared to 3.5 times in 2003) while EBITDA finance cover was 6.9 times and the ratio of year end net debt to EBITDA was 1.3 times. Substantial improvement in financial ratios has been made in the last number of years. A net exceptional credit for the year of €1.2 million arises principally on the sale of assets.

As required under FRS 15 - 'Tangible Fixed Assets' a review of the remaining useful lives of plant and equipment owned by the Group was carried out with a resultant reduction of €3.0 million in the depreciation charge, as compared with the original useful lives.

The disclosure requirements of FRS 17 – 'Retirement Benefits' are in note 35 to the financial statements. The adoption of FRS 17 has had no impact on the results of 2004 or the prior year. The disclosures required under FRS 17 show a net pension deficit of €117.4 million as at the balance sheet date. The increase in the net deficit during 2004 was driven mainly by the decline in corporate bond yields. As part of the sale of a 75% interest in the UK hard cheese business in April 2004, the assets and obligations of the Glanbia Foods pension scheme transferred with Glanbia Foods Limited. During the year the Group implemented funding proposals to address the pension actuarial valuation deficits over a ten year period.

Taxation The tax charge for the year was €8.8 million – this represents an effective tax rate of 12.3% on taxable profits. This low tax rate reflects the mix of profits in the various tax jurisdictions in which the Group operates and in particular the impact of the Irish manufacturing rate of 10%.

Earnings per share and dividends Adjusted earnings per share were 20.10c compared to 19.26c in 2003 – growth of 4.4%. The total dividend per share for the year is 5.25c, an increase of 5.0% on the 2003 dividend.

Cash generation Summary cash flows for 2004 and 2003 are set out on page 29. Net cash generated amounted to €3.2 million resulting in a reduction in year end net borrowings to €150.6 million.

Capital expenditure and financial investment for the year amounted to €114.8 million. The Group had net inflows of €73.1 million from disposals and acquisitions. The Group has applied €477 million in capital investment in the last seven years, including major expansions of the USA facilities in Idaho and the food ingredients plant in Ballyragget. The continued weakening of the US dollar against the euro during 2004 resulted in a decrease of €1.5 million in non-euro borrowings, shown as currency translation impact in the cash flow statement.

Non-equity minority interests Non-equity minority interests of €110.4 million (2003: €115.8 million) comprise $100.0 million preferred securities and €38.2 million preference shares. The decrease of €5.4 million in non-equity minority interest between 2003 and 2004 is due to the further weakening of the US dollar against the euro during 2004. Dividends paid to non-equity minority interests plus amortisation of issue costs during 2004 amounted to €10.4 million.

Balance sheet Equity shareholders' funds increased to €221.4 million at the end of 2004 from €176.6 million in 2003, reflecting the fact that no exceptional restructuring charges arose during the year. Capital employed amounted to €337.9 million at the end of 2004 compared to €298.0 million in 2003, reflecting the earnings retained in the year coupled with the reduction in non-equity minority interests arising from the weakening of the US dollar against the euro in 2004. Net debt to capital employed was 44.6% compared to 51.6% in 2003, arising from the combination of a stronger balance sheet and lower debt.

Financial Instruments and Derivative Financial Instruments
The conduct of its ordinary business operations necessitates the holding and issuing of financial instruments and derivative financial instruments by the Group. The main risks arising from issuing, holding and managing these financial instruments typically include liquidity risk, interest rate risk and currency risk. The Group approach is to centrally manage these risks against comprehensive policy guidelines. The Board agrees and regularly reviews these guidelines which are summarised below. These policies have remained unchanged during the past financial year.

The Group does not engage in holding or issuing speculative financial instruments or derivatives thereof. The Group finances its operations by a mixture of retained profits, preference shares, preferred securities capital, medium and short term committed bank borrowings and uncommitted

Summary Cash Flows	2004 €'000	2003 €'000
Net cash inflow from operating activities	83,444	94,507
Returns on investments & servicing of finance		
Interest paid	(10,866)	(16,548)
Dividends paid to minority interest	(9,674)	(11,758)
Taxation	(4,955)	(9,816)
Capital expenditure and financial investment	(114,745)	(41,517)
Acquisitions and disposals	73,120	6,176
Share capital issued	215	-
Equity dividends paid	(14,813)	(14,080)
Change in net debt resulting from cash flows	1,726	6,964
Currency translation impact	1,505	15,547
Decrease in net borrowings	3,231	22,511
Net borrowings at start of year	(153,797)	(176,308)
Net borrowings at end of year	(150,566)	(153,797)

bank borrowings. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired effective currency profile and interest rate basis.

Currency risk Although the Group is based in Ireland, it has significant investment in overseas operations in the USA and the UK. As a result, the Group's euro balance sheet can be significantly affected by movements in US dollar/euro and sterling/euro exchange rates. The Group seeks to match, to a reasonable extent, the currency of its borrowings with that of its assets. The Group regards goodwill as a foreign currency asset for this purpose.

The Group also has transactional currency exposures that arise from sales or purchases by an operating unit in currencies other than the unit's operating functional currency. The Group requires all its operating units to mitigate such currency exposures, by means of forward foreign currency contracts.

Liquidity risk The Group's objective is to maintain a balance between the continuity of funding and flexibility through the use of borrowings with a range of maturities.

In order to preserve continuity of funding, the Group's policy is that, at a minimum, committed facilities should be available at all times to meet the full extent of its anticipated finance requirements, arising in the ordinary course of business, during the succeeding 12 month period. This means that at any time the lenders providing facilities in respect of this finance requirement are required to give at least 12 months notice of their intention to seek repayment of such facilities. At the year end, the Group had multi-currency committed term facilities of €391.0 million of which €189.8 million was undrawn. The weighted average period to maturity of these facilities was 2.9 years.

Finance and interest rate risk The Group's objective in relation to interest rate management is to minimise the impact of interest rate volatility on interest costs in order to protect reported profitability. This is achieved by determining a long term strategy against a number of policy guidelines, which focus on (a) the amount of floating rate indebtedness anticipated over such a period and (b) the consequent sensitivity of interest costs to interest rate movements on this indebtedness and the resultant impact on reported profitability. The Group borrows at both fixed and floating rates of interest and uses interest rate swaps to manage the Group's exposure to interest rate fluctuations. The numerical disclosures required under FRS 13 - 'Derivatives and other financial instruments: disclosures' in relation to the above risks are set out in note 39 to the financial statements.

International Financial Reporting Standards It will become mandatory for all EU listed companies to report their consolidated financial statements under International Financial Reporting Standards (IFRS) from 2005 onwards. This will apply to the Group for its June 2005 Interim Results and the Group has established a programme to ensure full compliance with IFRS. The main impact on the Group's financial statements is expected to be the implementation of IAS 19 - 'Employers Benefits' and the recognition on the Balance Sheet of pension fund deficits.

Summary The Group continued to make good progress during 2004 in improving underlying operating performance and key financial ratios, whilst at the same time completing its UK restructuring programme.

Geoff Meagher
Group Finance Director



5 Corporate Social Responsibility

A proud history of social and community involvement

Our objective is to manage our business in an environmentally responsible manner and we are committed to sustainable growth in harmony with the environment

Glanbia's strategic goals are about building long term growth and a sustainable business. This requires a careful balance of economic, environmental and social policies, which is at the heart of the Group's Corporate and Social Responsibility programme.

This ethos has evolved with the organisation, with its origins in the Irish co-operative movement and is best summed up by our core values of 'Be the Best', 'People Matter', 'Find a Better Way' and 'Pride in What We Do'.

Community In 2003, Glanbia was a major sponsor of the Special Olympics World Games in Ireland and employees and customers responded enthusiastically to this spectacular community initiative. Building on this experience, Glanbia employees selected Our Lady's Hospital for Sick Children in Crumlin, Dublin, and the Boys and Girls Club in Magic Valley, Idaho as their partnership organisations for a two-year period. Glanbia is now working with both organisations on a full awareness programme involving the company, employees and customers. Glanbia employees are also actively involved with a voluntary school organisation, 'Junior Achievement Ireland', which encourages student interest in the world of work and commerce. This involves Glanbia employees volunteering classroom visits to share their experiences with students.

In recognition of the positive social and health impacts of sport, particularly on young people, Glanbia gives substantial support to amateur sports such as the Gaelic Athletic Association in Ireland and to the essential services in the communities where it operates in Ireland, the UK and the USA.

Environment Glanbia is committed to sustainable growth in harmony with the environment and the communities in which we operate. Therefore, our objective is to manage our business in an environmentally responsible manner, which includes the protection and preservation of the environment and precious natural resources.

Our strategy to meet these objectives includes:

- Environmental goals and risk management in our strategic business plans
- The consistent reduction of discharges to land, air and water, while recycling and reusing raw materials
- Building relationships with regulatory agencies, communities, interest groups, and local authorities to foster mutual understanding, co-operation and collaboration
- An Environmental Management System (EMS) consistent with the requirements of ISO 14001 at all our manufacturing facilities. Glanbia's principal European processing plants are now accredited to ISO 14001

Marketplace The importance of clear and open communication with consumers, customers, business partners and suppliers is a central value in Glanbia. Listening to consumers and understanding their views and needs is a priority for the Group. Glanbia has developed a consumer feedback programme focusing on all elements of packaging and labelling, product safety, as well as advertising and promotions. Glanbia Consumer Foods also conducts continuous research into consumer attitudes and perceptions of its products. The business adheres to legislation regarding all types of advertising media and best codes


& GIRLS CLUB
OF AMERICA

of practice of the Advertising Association of Ireland and Broadcasting Commission of Ireland.

The company leads the way in the communication of easy to understand ingredients information to help drive awareness between diet, health and well-being. Through all its marketplace initiatives, Glanbia endeavours to promote awareness of the importance of a balanced diet and nutrition to a healthy lifestyle.

Workplace Glanbia is proud to be regarded as an employer of choice at its various global locations. The continued commitment of all employees is critical to the success of Glanbia. Glanbia endeavours to attract, retain and develop the best people by providing a challenging and rewarding personal development path. Glanbia operates four distinct Group development programmes targeted at all levels of the organisation. These programmes are in conjunction with on-going training to meet specific individual training needs.

In addition, Glanbia has a Group Graduate programme to attract the highest calibre graduates from across all the relevant disciplines and to create leadership of the future.



Brian Phelan
Human Resources Director



Children from Our Lady's Hospital, Dublin



John Moloney Group Managing Director ■ **Tom Corcoran** Chairman ■ **Billy Murphy** Deputy Group Managing Director

Directors and Advisors

Non-Executive Directors

Thomas P Corcoran (aged 65) is Chairman of Glanbia plc. He has served as a non-executive Director since 1988 and was appointed Chairman of the Company in 2000. He is also Chairman of Glanbia Co-operative Society Limited. He is a Director of Irish Co-operative Organisation Society Limited, where he is currently a Vice-President. He is a Director of Irish Agricultural Wholesale Society Limited and a Director of Waterford Leader Partnership Limited. In 2004, he was appointed to the Consumer Board of An Bord Bia. In 2005 he was appointed as Chairman of the National Cattle Breeding Centre. He has completed the Institute of Directors Development Programme (2003) and holds a Certificate of Merit in Corporate Governance from the Institute of Directors Centre for Corporate Governance at University College Dublin. He farms at Bohadoon, Dungarvan, Co. Waterford.

Liam Herlihy (aged 53) is Vice-Chairman of Glanbia plc. He was appointed to the Board in 1997 and was appointed Vice-Chairman of the Company in 2001. He is also Vice-Chairman of Glanbia Co-operative Society Limited and a Director of Co-operative Animal Health Limited. He completed the ICOS/UCC Diploma in Corporate Direction in 2002. He farms at Headborough, Knockanore, Tallow, Co. Waterford.

Michael J Walsh (aged 62) is Vice-Chairman of Glanbia plc. He was appointed to the Board in 1989 and was appointed Vice-Chairman of the Company in 1996. He is also Vice-Chairman of Glanbia Co-operative Society Limited and a number of other Irish societies including Irish Co-operative Organisation Society Limited and The Irish Dairy Board Co-operative Limited. He farms at Coolroe, Graiguenamanagh, Co. Kilkenny.

John E Callaghan, FCA, FIB (aged 62) was appointed to the Board in 1998. He is a Director of a number of Irish companies including Rabobank Ireland plc and Vivas Insurance Limited. He was formerly Managing Partner of KPMG (Ireland), Chief Executive of Fyffes plc and Chairman of First Active plc.

Jerry V Liston, B.A., MBA, (aged 64) was appointed to the Board in 2002. He is Executive Chairman of the Michael Smurfit Graduate School of Business, University College Dublin and holds directorships in other companies. He was formerly Chief Executive of United Drug plc and a past Chairman of the Irish Management Institute.

The following non-executive Directors are farmers and all are Directors of Glanbia Co-operative Society Limited:

Henry V Corbally (aged 50) completed the ICOS/UCC Diploma in Corporate Direction in 2002. He is also a Director of Kilmainhamwood Community Employment Scheme Limited. He farms at Kilmainhamwood, Kells, Co. Meath.

John G Fitzgerald (aged 49). He farms at Ross, Kilmeaden, Co. Waterford.

Edward P Fitzpatrick (aged 57) is a Director of South Eastern Cattle Breeding Society Limited and of Castlegannon Show Limited. He completed the ICOS/UCC Diploma in Corporate Direction in 2003. He farms at Knockmoylan, Mullinavat, Co. Kilkenny.

James A Gilsenan (aged 45) completed the ICOS/UCC Diploma in Corporate Direction in 2003. He farms at Drogheda Road, Collon, Co. Louth.

Thomas P Heffernan (aged 49) is a Director of South Eastern Cattle Breeding Society Limited and completed the ICOS/UCC Diploma in Corporate Direction in 2003. He farms at Kearney Bay, Glenmore, Co. Kilkenny.



Michael Walsh ■ Liam Herlihy ■ Victor Quinlan ■ Chris Hill ■ Henry Corbally ■ John Fitzgerald



Eric Stanley ■ Ned Fitzpatrick ■ John Miller ■ Michael Parsons ■ John Callaghan ■ Jerry Liston



Geoff Meagher ■ Jim Gilsenan ■ Eamon Power ■ Tom Heffernan ■ Kevin Toland

Christopher L Hill, B.Agr.Sc., (aged 46) is a Director of Wicklow Rural Partnership Limited and a member of the Wicklow County Development Board. He completed the ICOS/UCC Diploma in Corporate Direction in 2002. He farms at Johnstown House, Arklow, Co. Wicklow.

John J Miller (aged 64) is a Director of Laois Leader Rural Development Company Limited and active in Spink Community Council. He farms at Boleybeg, Abbeyleix, Co. Laois.

Michael Parsons (aged 55) is Chairman of Kilkenny Co-operative Livestock Market Limited and a Director of both Noreside Farm Relief (Enterprises) Society Limited and Kilkenny, Carlow and District Farm Relief Services Society Limited. He farms at Outrath, Kilkenny.

Eamon M Power (aged 50) completed the ICOS/UCC Diploma in Corporate Direction in 2004 and is a Master Farmer. He farms at Corse, Fethard-on-Sea, Co. Wexford.

John V Quinlan, B.Agr.Sc., (aged 59) is a Director of a number of Irish companies including Irish Sugar Limited and Malting Company of Ireland Limited. He completed the ICOS/UCC Diploma in Corporate Direction in 2004. He farms at Baptistgrange, Lisronagh, Clonmel, Co.Tipperary.

George E Stanley (aged 60)) is a Committee Member of the Centenary Co-operative Society Limited. He farms at Shinrone, Birr, Co. Offaly.

Executive Directors

John J Moloney, B.Agr.Sc., MBA, (aged 50) is Group Managing Director since June 2001. He was appointed to the Board in 1997. He was appointed Deputy Group Managing Director in October 2000 and assumed the responsibilities of Chief Operating Officer in January 2001. He joined the group in 1987 and held a number of senior management positions including Chief Executive of the Food Ingredients and Agricultural Trading Divisions. He previously worked with the Department of Agriculture, Food and Forestry and in the meat industry in Ireland. He is a Director of The Irish Dairy Board Co-operative Limited and Repak Limited and a Council Member of both the Irish Business and Employers Confederation and the Irish Management Institute.

William G Murphy, B. Comm, (aged 59) is Deputy Group Managing Director since June 2001. He joined the Group in 1977 and has held a number of senior management positions including Chief Executive of Dairy Food Ingredients, Chief Executive of Consumer Foods Ireland and Chief Executive of the Agribusiness Division. He was appointed to the Board in 1989. Prior to joining the Group he worked as a grain trader with Cargill Limited. He is a Director of IAWS Group plc and was formerly a Director of Irish Agricultural Wholesale Society Limited.

Geoffrey J Meagher, CPA, (aged 55) is Group Financial Director since 1993. He joined the Group in 1975 and held a number of positions including that of Group Financial Controller. Prior to that he trained and worked with PricewaterhouseCoopers, Chartered Accountants. He is also a Director of both St. Canice's Parish Homes for the Elderly Association Limited and Kilkenny Carers Support Services Limited.

Kevin E Toland, FCMA, (aged 39) was appointed to the Board in January 2003. He joined the Group in 1999 and is Group Development Director, having previously held the position of Chief Executive of the Consumer Foods Division. Prior to joining Glanbia, Mr Toland held a number of senior management positions with Coca-Cola Bottlers in Russia and with Diageo plc in Ireland and Central Europe.

Directors offering themselves for re-appointment

The following Directors are retiring by rotation in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

Thomas P Corcoran (aged 65), Geoffrey J Meagher (aged 55), John J Miller (aged 64), John V Quinlan (aged 59) and George E Stanley (aged 60).

John G Fitzgerald was appointed to the Board during the year and retires in accordance with the Articles of Association and, being eligible, offers himself for reelection.

All are farmers with the exception of Geoffrey J Meagher. All are Directors of Glanbia Co-operative Society Limited with the exception of Geoffrey J Meagher.

Board Committees

Audit Committee JE Callaghan-Chairman, L Herlihy, JV Liston, JJ Miller, EM Power, GE Stanley, MJ Walsh.

Remuneration Committee JV Liston-Chairman, TP Corcoran, JE Callaghan, L Herlihy, MJ Walsh.

Nomination Committee TP Corcoran-Chairman, JE Callaghan, JV Liston.

Secretary and Registered Office Siobhán Talbot, B.Comm, FCA, Glanbia House, Kilkenny, Ireland.

Registrar and Transfer Office Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland. Telephone: +353 1 216 3100; Facsimile: +353 1 216 3151.

Auditors PricewaterhouseCoopers, Ballycar House, Newtown, Waterford, Ireland.



Siobhán Talbot
Group Secretary

Principal Bankers ABN AMRO Bank N.V., Allied Irish Banks, p.l.c., Bank of Ireland, BNP Paribas S.A., Barclays Bank PLC, Citibank, N.A., IIB Bank Limited, Rabobank Ireland plc, Ulster Bank Markets Limited.

Solicitors Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland. Pinsent Masons, 3 Colmore Circus, Birmingham B4 6BH, United Kingdom.

Stockbroker J & E Davy, 49 Dawson Street, Dublin 2, Ireland.

Shareholder Enquiries All shareholders' enquiries should be addressed to the Registrar. Shareholders may check their accounts on the Company's Share Register by accessing the Company's website at www.glanbia.com, clicking on *For Investors* and *Shareholding Online*. Shareholders may check their shareholdings, recent dividend payments details and can also download forms required to notify the Registrar of changes in their details.

Management Changes Since year end Glanbia announced that Geoffrey J Meagher, Group Finance Director, will succeed William G Murphy as Deputy Group Managing Director. Siobhan Talbot, Group Secretary, will take on the role of Deputy Group Finance Director and Michael Horan, Group Financial Controller, will take on the position of Group Secretary. These changes will take effect from June 2005.

Introduction The Directors are pleased to present their report to shareholders together with the audited financial statements for the year ended January 1st 2005.

Principal Activities Glanbia plc is an international dairy, consumer foods and nutritional products company. It is principally engaged in the processing and marketing of cheese, dairy-based food ingredient and nutritional products; dairy-based consumer products; fresh milk; consumer and other meat products; manufacture of animal feedstuffs and trading in agricultural products. Group processing operations are located in Ireland, the UK, Germany and the USA. Sales and marketing activities are undertaken in various European countries and in the USA, South America, Asia and Africa. The Group serves a broad customer base in the retail, food service and food and beverage processing sectors.

Review of Business The Chairman's Statement, Group Managing Director's Review, Operations Review and the Finance Review contain a comprehensive commentary on the business and the year-end financial position.

Results Details of the results for the year and the appropriation thereof are set out in the consolidated profit and loss account on page 45.

Share Capital The authorised share capital of the Company is 306,000,000 ordinary shares of €0.06 each. The issued share capital is 292,644,184 ordinary shares of €0.06 each.

Dividends On October 6th 2004, an interim dividend of 2.16c per share on the ordinary shares, amounting to €6.3m, was paid to shareholders on the register of members as at September 10th 2004. The Directors have recommended the payment of a final dividend of 3.09c per share on the ordinary shares which amounts to € 9.0m. Subject to shareholders' approval, this dividend will be paid on Monday, 23rd May 2005, to shareholders on the register of members as at Friday 22nd April 2005, the record date.

Future Developments Our plans for the future development of the Group are outlined in the Chairman's Statement; Group Managing Director's Review, Operations Review and the Finance Review.

Research and Development The Group is committed to an on-going and extensive innovation programme to support a customer-led business and marketing approach. There is growing consumer awareness of the link between health and diet and Glanbia as a food Group is committed to achieving the highest standards of best practice in relation to science-based innovation. It is directed towards the development of technically superior dairy-based food ingredient and nutritional products, cheese, high value consumer food products, and the enhancement of proprietary technologies and processes. The Group opened a new Innovation Centre in Ireland in 2004 and, in conjunction with the Idaho Centre of Excellence in the USA, Glanbia's nutritional business has developed and launched advanced, differentiated and branded ingredients targeted at a range of nutritional requirements such as weight management and immune enhancement.

Safety, Health and Welfare The Group is committed to complying with the Safety, Health and Welfare at Work Act, 1989. A comprehensive statement on safety, health and welfare at work has been prepared by each of the relevant companies in the Group. The policies set out in these statements are kept under review as part of the process of safeguarding the wellbeing of employees.

Substantial Interests As at February 18th 2005, Glanbia Co-Operative Society Limited held 54.8% of the Company's issued ordinary shares. The Company has been advised that as at February 18th 2005, Bank of Ireland Securities Services Limited had a notifiable interest in 8.3% of the Company's issued ordinary shares.

Directors' and Secretary's Share Interests The interests of the Directors and Group Secretary and their spouses and minor children in the share capital of the Company, subsidiary companies and the holding society are disclosed in note 37 to the financial statements.

Corporate Governance A revised Combined Code[1] on Corporate Governance, applicable for reporting years beginning on or after November 1st 2003 has been appended to the Listing Rules of the Irish and London Stock Exchange to replace the 1998 Code. The Board has reviewed the principles and provisions of the New Combined Code and as a consequence of this review, the Board has implemented a revised corporate governance framework for the Company incorporating amended terms of reference for a number of Board committees. The Board adopted this revised corporate governance framework on September 9th 2004. The Board believes that, except in relation to the composition of the Board, the Audit and Remuneration Committees as noted below, the Company has complied throughout the financial period with the provisions of the 1998 Combined Code and has since September 9th 2004, complied with the principles and provisions of the new Combined Code.

Directors

The Board The Company is a subsidiary of Glanbia Co-Operative Society Limited ("the Society"). The Society nominates from its Board of Directors, which is elected on a three-year basis, fourteen non-executive Directors for appointment to the Board of the Company. The Society, an Irish industrial and provident society, owns 54.8% of the share capital of the Company and many of its members supply milk and trade with Irish subsidiaries of the Company. The remaining Directors comprise four executive Directors and two additional non-executive Directors. Biographies of each of the Directors are set out on pages 32 and 33.

The Board agrees a schedule of regular meetings to be held in each financial year and also meets on other occasions as necessary. The Board has a formal schedule of matters reserved to it for decision such as the approval of annual and strategic business plans, capital expenditure, any change in Group strategy and any acquisition or disposal of Group assets, the approval of any dividends and Group treasury and risk management policies.

All Directors have been advised of their fiduciary duties and of their obligation to bring an independent judgement to bear on the issues of strategy, performance, resources, including key appointments and standards of conduct. All Directors receive monthly Group management financial statements and reports and full Board papers are sent to each Director in sufficient time before Board meetings and any further information required is available to all Directors on request.

The roles of the Chairman and Group Managing Director are and always have been separate. The division of responsibilities between the Chairman and Group Managing Director have been clearly established, set out in writing and agreed by the Board. The Chairman of the Company is Mr T.P. Corcoran. The Company has two Vice-Chairmen, Mr M. Walsh and Mr L. Herlihy. Mr T.P. Corcoran is retiring from the Board in June 2005 at which time his successor will be appointed.

Independence The Board has reviewed the independence of the non-executive Directors under the guidelines specified in the Combined Code. The Board considers Mr. J.E. Callaghan and Mr. J.V. Liston to be independent non-executive Directors. As noted earlier, the remaining fourteen non-executive Directors are nominated by the Board of Glanbia Co-Operative Society Limited for appointment to the Board of the Company. While the Board considers that these Directors are independent of character and judgement, it recognises that these Directors do not meet the criteria for independence as specified in the Combined Code.

Mr. J.E. Callaghan is the senior independent Director. As senior independent Director, Mr. J.E. Callaghan is available to shareholders if they have concerns which contact through the normal channels have failed to resolve.

Information on professional development All new Directors receive a full, formal and tailored induction on joining the Board. As part of this programme, major shareholders are offered an opportunity to meet new non-executive Directors. All Directors have access to independent professional advice at the Company's expense where they judge it necessary to discharge their responsibilities as Directors. Committees are provided with sufficient resources to undertake their duties.

The Chairman has completed the Institute of Directors' Director Development Programme and holds a certificate of merit in corporate governance from the Institute of Directors' Centre for Corporate Governance at University College Dublin. Eight of the Directors nominated to the Board by Glanbia Co-Operative Society Limited have completed the ICOS/UCC Diploma in Corporate Direction.

During the year, all Directors participated in a one-day training programme on corporate governance which was developed with the assistance of external advisors to the Company.

All Directors have access to the advice and service of the Group Secretary who is responsible to the Board for ensuring that Board procedures are complied with. Both the appointment and removal of the Group Secretary is a matter for the Board.

Performance Evaluation During the year, a performance evaluation has been conducted of the Board, its Committees and individual Directors which was lead by the Chairman. The performance evaluation of the Chairman was led by the senior independent Director and the non-executive Directors, taking into account the views of the executive Directors.

In completing the performance evaluation, the Chairman met with each Director individually to discuss the performance of the Board and individual Directors. In advance of the meetings, the Chairman circulated a comprehensive questionnaire to Directors for their consideration and encouraged the Directors to raise any other issues on Board matters during the meetings. Based on the verbal and written feedback from the Directors, the Chairman then prepared a report for the Board summarising the outcome of the performance evaluation process and recommending a number of actions.

The performance of the Chairman was considered at a meeting of the Directors which was chaired by Mr. J.E. Callaghan, the senior independent director.

The Audit Committee, Nominations Committee and Remuneration Committee evaluated their performance at specific meetings held for that purpose.

Board Committees The Board has established a committee structure to assist it in the discharge of its responsibilities. The committees and their membership are detailed on page 34 of this report. All committees of the Board have written terms of reference dealing with their role and authority delegated by the Board and are available on the Group's website at www.glanbia.com. Membership of the Nominations, Audit and Remuneration Committees is comprised exclusively of non-executive Directors. The Group Secretary acts as secretary of each of these committees.

Nominations Committee As noted earlier, fourteen non-executive Directors are nominated by the Board of Glanbia Co-Operative Society Limited for appointment to the Board of the Company. For the remaining non-executive and executive Directors, the Nominations Committee of the Company leads the process for Board appointments. The Chairman of the Group chairs meetings of the Nominations Committee except when it is dealing with the appointment of a successor to the Chairmanship.

The appointment to the Board of non-executive Directors nominated by Glanbia Co-Operative Society Limited ("the Society") is subject to and coterminous with their appointment as Directors of the Society and is further subject to their removal as Directors under the Articles of Association. The remaining non-executive Directors are appointed to the Board on the basis of a 3-year term which may be renewed and are also subject to early removal under the Articles.

All Directors are subject to election by shareholders at the first annual general meeting after their appointment and to re-election thereafter at intervals of no more than three years. In accordance with the Articles of Association of the Company, Messrs T.P. Corcoran, G.J. Meagher, J.J. Miller, J.V. Quinlan and G.E. Stanley retire from the Board by rotation and, being eligible, offer themselves for re-appointment. Mr J.G. Fitzgerald, who was appointed a Director on June 10th 2004, retires in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-appointment. Biographical details of Directors offering themselves for re-appointment are set out on pages 32 and 33. None of the Directors proposed for re-appointment has a service contract with the Company. The Chairman wishes to confirm that following the completion of the performance evaluation process, all Directors proposed for re-election continue to be effective and these Directors continue to demonstrate commitment to their roles.

As detailed in its terms of reference during the period, the Nominations Committee evaluated the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepared a description of the role and capabilities required for the appointment of an additional non-executive Director. The Nominations Committee is not using an external search consultancy or open advertising in the appointment of the non-executive Director as it is using industry and professional contacts to identify suitable candidates.

The Nominations Committee also reviewed the structure, size and composition of the Board during the period. On an on-going basis, the Nominations Committee gives consideration to succession planning for Directors and other senior executives.

The terms and conditions of appointment of non-executive Directors are available for inspection at the Company's registered office during normal business hours and at the Annual General Meeting of the Company. The Group Chairman, Mr. T.P. Corcoran, is Chairman of the Nominations Committee and he reports to the Board after each meeting of the Committee.

Audit Committee The main role and responsibilities of the Audit Committee are set out in written terms of reference which are available on the Group's website at www.glanbia.com and include:

- To monitor the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them;
- To review the Company's internal financial controls and, unless expressly addressed by the Board itself, to review the Company's internal control and risk management systems;
- To monitor and review the effectiveness of the Company's internal audit function;
- To make recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;
- To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant Irish professional and regulatory requirements;
- To develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm; and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;
- To review the arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

In discharging its responsibilities, the Audit Committee met four times during the period. It reviewed the interim and final results for the Group prior to their submission to the Board for approval. It approved the internal audit plan and reviewed progress against this plan at intervals during the year. The Chairman of the Audit Committee receives an executive summary of all audit reports issued by the internal audit department and maintains dialogue with the Group internal auditor on a regular basis. The Audit Committee reviewed the independence of the external auditors and formally adopted a policy in relation to the provision of non-audit services by the external auditors.

Mr J.E. Callaghan is Chairman of the Audit Committee and he reports to the Board after each meeting of the Committee.

Remuneration Committee The Remuneration Committee determines, on behalf of the Board, the Company's framework of executive remuneration and the specific packages and conditions of employment for each of the executive

Directors and certain senior executives, as decided by the Board. The Committee consults the Group Managing Director regarding remuneration proposals and obtains internal and external professional advice as deemed appropriate. The Remuneration Committee operates the Company's Share Option and Long Term Incentive Schemes.

The remuneration of the non-executive Directors is determined by the Remuneration Committee within the total amount approved by the Company's shareholders in general meeting from time to time.

The terms of reference of the Remuneration Committee, including its role and the authority delegated to it by the Board, are available on the Group's website at www.glanbia.com.

On December 9th 2004, Mr. J.V. Liston was appointed Chairman of the Remuneration Committee, a position which was held by the Group Chairman prior to that date. The Chairman of the Committee formally reports to the Board after each meeting of the committee.

Remuneration

Remuneration Policy Remuneration Policy is designed to attract, retain and motivate executives to ensure that they perform in the best interests of the Company and its shareholders. Performance-related elements of remuneration form a significant proportion of the total remuneration package of executive Directors. The Remuneration Committee obtains external advice on remuneration in comparable companies as necessary and has given full consideration to the Combined Code.

Currently the components of the remuneration package for executive Directors are basic salary and benefits, performance-related annual bonus, participation in the Long Term Incentive Plan ("LTIP") and participation in a defined benefit pension scheme. Executive Directors also have options under the 1988 share option scheme of the Company which expired in August 1998.

Basic Salaries and Benefits The basic salaries of executive Directors are reviewed annually having regard to personal performance, competitive market practice or where a change of responsibility occurs. Benefits-in-kind consist principally of a company car. No fees are payable to executive Directors.

Performance-Related Annual Bonus The Group operates a performance-related bonus scheme for executive Directors, senior executives and other management. Payments under the scheme for executive Directors depend on the achievement of pre-determined goals for Group performance and an assessment of individual performance against agreed objectives.

Long Term Incentive Plan In 2002 the shareholders approved the introduction of a Long Term Incentive Plan ("2002 LTIP") for selected key Group employees in order to further align the interests of key Group personnel with those of shareholders. Under the 2002 LTIP, options cannot be exercised before the expiration of three years from the date of grant and can only be exercised if a pre-determined performance criterion for the Company has been achieved. The performance criterion is that there has been an increase in the adjusted earnings per share of the Company of at least the increase in the Consumer Price Index plus 5% compounded over a three-year period.

To encourage participating executives to hold the shares issued to them on the exercise of their options, share awards specified as a percentage of the shares held may be made on the second and fifth anniversary of the exercise of the option. The number of shares which may be the subject of such awards may not exceed 20% and 10% of the number of shares so held on the respective anniversaries.

Benefits under the 2002 LTIP are not pensionable.

Employee Savings-Related Share Option Scheme
In 2002, the shareholders approved an employee Savings-Related Share Option ("Sharesave") Scheme. The Group encourages eligible employees to save in order to buy shares in the Company. The Sharesave Scheme provides a means of saving and of giving employees the opportunity to become shareholders. In 2002, approximately 1,600 employees were granted options under the Sharesave Scheme. No further options were granted in 2003 or 2004 under the Sharesave Scheme.

Pension Benefits Pension benefits for executive Directors are calculated on basic salary only. Benefits, which are agreed on appointment, are designed to provide two-thirds of basic salary at retirement for full service.

Service Contracts No Director has a service contract with a notice period in excess of one year or with provisions for pre-determined compensation on termination which exceeds one year's salary and benefits-in-kind.

Details of Directors' emoluments and attributable pension benefits are set out in note 9 and details of Directors' shareholdings and share options are included in note 37 to the financial statements.

Other Directorships Mr. W.G. Murphy, the Deputy Group Managing Director of the Company, is a director of IAWS Group plc, for which he received fees of €40,000, which he retained. The Group Managing Director, Mr. J.J. Moloney, is a director of the Irish Dairy Board Co-Operative Limited for which he received fees of €12,000, which he retained.

Share Options As noted above, in 2002 the shareholders approved the introduction of a Long Term Incentive Plan ("2002 LTIP") and Savings-Related Share Option ("Sharesave") Scheme in order to further align the interests of Group personnel with those of shareholders. Options outstanding under the Company's 1988 Share Option Scheme, the 2002 LTIP and the Sharesave Scheme as at January 1st 2005 amounted to 5,122,070 ordinary shares (January 3rd 2004: 5,392,473) made up as follows:

	No of ordinary shares	Price Range	Dates Exercisable
Share option scheme and 2002 LTIP	3,608,500	€1.55- €4.25	2005 - 2014
		GBP£2.90	2005 - 2008
Sharesave Scheme	1,513,570	€1.20/GBP£0.764	2005 - 2006
Total	5,122,070		

As detailed in note 25 to the financial statements, 1,734,949 ordinary shares have been purchased to date for the purpose of the Sharesave Scheme and are held in an employee benefit trust ("the Employees' Share Trust") pending exercise of the options.

Accountability and Audit

Financial Reporting Directors' responsibilities for preparing the financial statements for the Company and the Group are detailed on page 42 of this report. The Independent Auditors' report details the respective responsibilities of Directors and Auditors.

Going Concern After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operation and existence for the foreseeable future and, accordingly, they continue to adopt a Going Concern basis in preparing the financial statements.

Internal Control The Directors are required to maintain a sound system of internal control to safeguard shareholders' investment and the Group's assets.

The Board confirms that there are on-going procedures for identifying, evaluating and managing significant risks faced by the Group. These, or their equivalent, have been in place for the year covered in this Annual Report and Financial Statements and up to the date of its approval and are themselves regularly reviewed by the Board and accord with the Turnbull guidance[2] which the Board has fully adopted. The Board has also reviewed the effectiveness of the current system of internal control specifically for the purposes of this statement.

While acknowledging its responsibility for the system of internal control, the Board is aware that such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the Group Executive Committee, a management committee of the Group Managing Director, and recommended to the Board.

In judging the effectiveness of the Group's controls, the Board monitors the reports of the Audit Committee and management. Without diminishing its own responsibilities, the Board has delegated certain acts to the Audit Committee. These include detailed reviews of key risks inherent in the business and of the systems for managing these risks. The Chairman of the Audit Committee reports to the Board after each meeting of the Committee.

The Group's control systems include:

- a Code of Conduct that defines a set of agreed standards and guidelines for corporate behaviour;
- an organisational structure with clearly defined lines of responsibility and delegation of authority;
- appropriate terms of reference for Board committees with responsibility for policy areas;
- a formal schedule of matters specifically referred to the Board for its decision;
- a comprehensive system of financial reporting to the Board, based on an annual budget with monthly reports against actual results, analysis of variances, scrutiny of key performance indicators and regular re-forecasting;
- clearly defined guidelines for capital expenditure, including detailed budgeting, appraisal and post-investment review;
- a Group Financial Management Manual that clearly sets out the accounting policies and financial control procedures to be followed by Business Units;
- a Treasury Risk Management policy approved by the Board which ensures that foreign exchange and interest rate exposures of the Group are managed within defined parameters;
- a Group-wide risk assessment process which is maintained by Business Unit Management reporting to the Group Executive and Board as required;
- a Group Internal Audit function operating globally which monitors and supports the internal financial control system and reports to the Audit Committee and management. Internal audit work is focused on the areas of greatest risk to the Group determined on the basis of a risk management approach to audit;
- the Audit Committee, a formally constituted committee of the Board comprising non-executive Directors only, meets with internal and external auditors to satisfy itself that control procedures are in place and are being followed.

Finally, the Directors, through the use of appropriate procedures and systems, have ensured that measures are in place to secure compliance with the Company's obligation to keep proper books of account. These books of account are kept at the registered office of the Company.

Attendance at Board and Board Committees during the year ended 1 January 2005

	Board		Audit Committee		Nomination Committee		Remuneration Committee	
	A	B	A	B	A	B	A	B
TP Corcoran	17	15	3	3	4	4	6	6
L Herlihy	**17**	**16**	**4**	**4**	**2**	**2**	**6**	**5**
MJ Walsh	17	16	4	4	2	2	6	5
JJ Moloney	**17**	**14**						
JE Callaghan	17	14	4	4	4	4	6	6
HV Corbally	**17**	**15**						
JG Fitzgerald **	10	9						
EP Fitzpatrick	**17**	**14**						
JA Gilsenan	17	15						
TP Heffernan	**17**	**13**						
CL Hill	17	14						
JV Liston	**17**	**10**	**4**	**2**	**4**	**2**	**6**	**5**
GJ Meagher	17	16						
JJ Miller	**17**	**15**	**4**	**4**				
WG Murphy	17	15						
M Parsons	**17**	**15**						
EM Power	17	16	4	3				
F Quigley *	**7**	**5**						
JV Quinlan	17	15						
GE Stanley	**17**	**15**	4	4				
KE Toland	17	10						

Column A indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.

Column B indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.

* Retired 10 June 2004
** Appointed 10 June 2004

Relations with Shareholders

Dialogue with Institutional Shareholders The Company had dialogue with institutional shareholders during the year and immediately following the announcement of the half-year and full-year results; the Company presents these results to investors and analysts. The Chairman discusses governance and strategy with major shareholders. Non-executive Directors are offered an opportunity to attend meetings with major shareholders. The Senior Independent Director has also attended meetings with major shareholders. The Company responds to enquiries from all shareholders and welcomes their attendance at the Annual General Meeting.

Annual General Meeting The Notice of the 2004 Annual General Meeting was dispatched to shareholders not less than 20 working days before the meeting. Separate resolutions were proposed at the meeting on each substantially separate issue, including a resolution to receive and consider the 2003 financial statements and the reports of the Directors and Auditors thereon. The Chairmen of the Audit Committee and the Remuneration Committee were present. The level of proxy votes for and against was announced after each resolution had been passed on a show of hands.

Subsidiary and Associated Undertakings A list of the principal subsidiary and associated undertakings is included in note 38 to the financial statements.

Auditors The auditors PricewaterhouseCoopers have expressed their willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963.

Special Business at the Annual General Meeting
Notice of the 2005 Annual General Meeting, with details of the special business to be considered at the meeting, is set

out in a separate circular which is enclosed with this Annual Report.

Dis-application of Pre-Emption Rights, Purchase of Company Shares and Treasury Shares
Under the first item of special business, shareholders are being asked to renew the authority to dis-apply the strict statutory pre-emption provisions in the event of a rights issue or in any other issue up to an aggregate amount of €801,348.96 in nominal value of ordinary shares, representing 4.6% of the nominal value of the Company's issued ordinary share capital for the time being. This authority will expire on the earlier of the close of business on August 16th 2006 or the date of the Annual General Meeting of the Company in 2006.

At the last Annual General Meeting of the Company, shareholders passed a resolution to give the Company, or any of its subsidiaries, the authority to purchase up to 10% of its own shares. This authority will expire on May 17th 2005. Under the second item of special business, shareholders are being asked to extend this authority until the earlier of the close of business on August 16th 2006 or the date of the Annual General Meeting of the Company in 2006. While the Directors do not have any current intention to exercise this power, this authority is being sought as it is common practice for public companies.

Shareholders are also being asked under the third item of special business to pass a resolution authorising the Company to re-issue such shares purchased by it and not cancelled as treasury shares. Such purchases would be made only at price levels which it considers to be in the best interests of the shareholders generally, after taking into account the Company's overall financial position. Furthermore, the authority being sought from shareholders will provide that the minimum price which may be paid for such shares shall not be less than the nominal value of the shares and the maximum price will be 105% of the then market price of such shares.

On behalf of the Board

Thomas P Corcoran **Chairman**
John J Moloney **Group Managing Director**

Glanbia House
Kilkenny

1 March 2005

[1] In July 2003 a new code on Corporate Governance was published which supercedes and replaces the Combined Code issued by the Hempel Committee on Corporate Governance in June 1998.

[2] Guidance for Directors, Internal Control: Guidance for Directors on the Combined Code (the "Turnbull guidance") published in September 1999.

Statement of Directors' responsibilities Irish company law requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute comprising the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The maintenance and integrity of the Glanbia plc web site is the responsibility of the Directors.

Financial Statements - contents

Independent Auditors' Report: To the members of Glanbia plc

We have audited the financial statements, which comprise the Group profit and loss account, the Group balance sheet, the Company balance sheet, the Group cash flow statement, the Group statement of total recognised gains and losses and the related notes. These financial statements have been prepared under the historical cost convention, (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies on pages 51 to 52.

Respective responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Irish law and accounting standards generally accepted in Ireland are set out on page 41 in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, auditing standards issued by the Auditing Practices Board applicable in Ireland and the Listing Rules of the Irish Stock Exchange. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act, 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account. We also report to you our opinion as to:

- whether the Company has kept proper books of account;
- whether the Directors' Report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the Company to convene an extraordinary general meeting; such a financial situation may exist if the net assets of the Company, as stated in the Company balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed. We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Group Managing Director's Review, the Group Finance Director's Review and the Corporate Governance statement.

We review whether the Corporate Governance statement on pages 35 to 40 reflects the Company's compliance with the nine provisions of the Combined Code (issued 2003) specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group at 1 January 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003, and the European Communities (Companies: Group Accounts) Regulations, 1992. We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion, the information given in the Directors' Report on pages 35 to 41 is consistent with the financial statements. The net assets of the Company, as stated in the Company balance sheet on page 48, are more than half the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 1 January 2005 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Waterford
1 March 2005

Consolidated Profit and Loss Account
for the year ended 1 January 2005

	Notes	Pre-exceptional 2004 €'000	Exceptional 2004 €'000	Total 2004 €'000	Pre-exceptional 2003 €'000	Exceptional 2003 €'000	Total 2003 €'000
Turnover							
Continuing operations		1,828,661	-	1,828,661	1,659,153	-	1,659,153
Discontinued operations		92,400	-	92,400	450,607	-	450,607
Less share of turnover of joint ventures		(75,016)	-	(75,016)	(68,687)	-	(68,687)
Group turnover	1	1,846,045	-	1,846,045	2,041,073	-	2,041,073
Cost of sales		(1,612,927)	-	(1,612,927)	(1,773,537)	-	(1,773,537)
Gross profit		233,118	-	233,118	267,536	-	267,536
Distribution costs		(82,171)	-	(82,171)	(94,697)	-	(94,697)
Administrative expenses	3	(66,525)	400	(66,125)	(80,970)	(16,451)	(97,421)
Operating profit							
Continuing operations		83,503	400	83,903	88,472	(16,451)	72,021
Discontinued operations		919	-	919	3,397	-	3,397
Group operating profit		84,422	400	84,822	91,869	(16,451)	75,418
Share of operating profit of joint ventures and associates		201	-	201	916	-	916
Operating profit including joint ventures and associates		84,623	400	85,023	92,785	(16,451)	76,334
Loss on sale of operation	4	-	(2,601)	(2,601)	-	(28,190)	(28,190)
Provision for loss on sale of operation	5	-	-	-	-	(49,146)	(49,146)
Profit on sale of fixed assets	6	-	929	929	-	11,594	11,594
Profit/(loss) on termination of operations	7	-	2,445	2,445	-	(9,827)	(9,827)
Group interest	8	(5,964)	-	(5,964)	(15,023)	-	(15,023)
Share of interest of joint ventures and associates		(917)	-	(917)	(627)	-	(627)
Profit/(loss) before taxation	9	77,742	1,173	78,915	77,135	(92,020)	(14,885)
Taxation	10	(8,805)	-	(8,805)	(10,272)	1,546	(8,726)
Profit/(loss) after taxation		68,937	1,173	70,110	66,863	(90,474)	(23,611)
Equity minority interest				(413)			(251)
Non-equity minority interest				(10,387)			(11,005)
Profit/(loss) for the year	11			59,310			(34,867)
Dividends	12			(15,268)			(14,515)
Profit retained/(loss absorbed) for the year				44,042			(49,382)
Earnings per share	13			20.41c			(12.01c)
Fully diluted earnings per share	13			20.30c			(12.01c)
Adjusted earnings per share	13			20.10c			19.26c

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher
Directors

Note of historical cost profits and losses	2004 €'000	2003 €'000
Profit/(loss) before taxation	78,915	(14,885)
Difference between historical cost depreciation charge and actual depreciation charge	3,706	4,125
Historical cost profit/(loss) before taxation	82,621	(10,760)
Historical cost profit retained/(loss absorbed) for the year	47,748	(45,257)

Statement of total recognised gains and losses	2004 €'000	2003 €'000
Profit/(loss) for the year	59,310	(34,867)
Currency translation difference on foreign currency net investments	(58)	5,520
Total recognised gains/(losses) for the year	59,252	(29,347)

Reconciliation of movements in shareholders' funds	2004 €'000	2003 (as restated) €'000
Profit/(loss) for the year	59,310	(34,867)
Dividends	(15,268)	(14,515)
	44,042	(49,382)
Other recognised (losses)/gains	(58)	5,520
Goodwill on disposal	-	41,688
Currency translation adjustment on goodwill reserves	11	318
Share capital issued	215	-
Own shares	579	339
Net change in shareholders' funds	44,789	(1,517)
Opening shareholders' funds - as originally reported	179,441	181,297
Prior year adjustment (note 29 and note 30)	(2,829)	(3,168)
Opening shareholders' funds - as restated	176,612	178,129
Closing shareholders' funds	221,401	176,612

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher
Directors

Consolidated Balance Sheet
as at 1 January 2005

	Notes	2004 €'000	2003 (as restated) €'000
Assets employed			
Fixed assets			
Tangible assets	14	321,780	363,641
Intangible assets	15	16,652	2,466
Financial assets			
Investments in joint ventures:			
Share of gross assets		86,632	40,542
Share of gross liabilities		(36,805)	(27,598)
	16	49,827	12,944
Investments in associates	16	9,908	9,607
Other investments	17	29,869	13,035
		89,604	35,586
		428,036	401,693
Current assets			
Stocks	18	133,419	202,736
Debtors	19	230,792	214,136
Cash and bank balances		51,625	59,775
		415,836	476,647
Creditors - Amounts falling due within one year	20	250,871	352,446
Net current assets		164,965	124,201
Total assets less current liabilities		593,001	525,894
Less:			
Non-current liabilities			
Creditors - Amounts falling due after more than one year	22	210,362	183,682
Provisions for liabilities and charges			
Deferred taxation	23	29,493	27,559
Capital grants	24	15,276	16,611
		337,870	298,042
Capital and reserves			
Called up equity share capital	25	17,559	17,551
Share premium account	26	80,212	80,005
Merger reserve	27	113,148	113,148
Revenue reserves	28	9,907	(34,088)
Own shares	29	(2,563)	(3,235)
Capital reserve	30	3,138	3,231
Equity shareholders' funds		221,401	176,612
Equity minority interests	31	6,085	5,671
Non-equity minority interests	31	110,384	115,759
		337,870	298,042

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher
Directors

Company Balance Sheet
as at 1 January 2005

	Notes	2004 €'000	2003 (as restated) €'000
Assets employed			
Fixed assets			
Financial assets	16	513,569	516,648
Current assets			
Debtors	19	1,481	952
Cash and bank balances		1,507	133
		2,988	1,085
Creditors - Amounts falling due within one year	20	27,964	43,212
Net current liabilities		(24,976)	(42,127)
Total assets less current liabilities		488,593	474,521
Less:			
Non-current liabilities			
Creditors - Amounts falling due after more than one year	22	3,397	3,397
		485,196	471,124
Capital and reserves			
Called up equity share capital	25	17,559	17,551
Share premium account	26	435,480	435,273
Revenue reserves	28	30,181	16,903
Own shares	29	(2,563)	(3,235)
Capital reserve	30	4,539	4,632
		485,196	471,124

On behalf of the Board
TP Corcoran JJ Moloney GJ Meagher
Directors

Consolidated Cash Flow Statement
for the year ended 1 January 2005

	Notes	2004 €'000	2004 €'000	2003 €'000	2003 €'000
Net cash inflow from operating activities	(a)		83,444		94,507
Returns on investments and servicing of finance					
Interest received		573		277	
Interest paid		(11,349)		(16,676)	
Finance lease interest		(90)		(149)	
Dividends paid to equity minority interest		-		(1,463)	
Dividends paid to non-equity minority interest		(9,674)	(20,540)	(10,295)	(28,306)
Taxation			(4,955)		(9,816)
Capital expenditure and financial investment					
Purchase of fixed assets		(60,946)		(41,741)	
Disposal of fixed assets		1,409		2,629	
Purchase of investments		(55,211)	(114,748)	(2,410)	(41,522)
Acquisitions and disposals					
Purchase of subsidiary undertakings		(10,157)		-	
Disposal of subsidiary undertakings		76,781		795	
Termination of operation		6,496		(1,851)	
Fire insurance proceeds (net of redundancy and other costs)		-	73,120	7,332	6,276
Equity dividends paid			(14,813)		(14,080)
Cash inflow before management of liquid resources and financing			1,508		7,059
Financing					
Decrease in term loans		(8,513)		(34,478)	
Decrease in finance leases		(613)		(987)	
Minority interest redeemed		-		(100)	
Share capital issued		215		-	
Capital grants received		3	(8,908)	5	(35,560)
Decrease in cash in year			(7,400)		(28,501)
Reconciliation of net cash flow to movement in net debt					
Decrease in cash in year			(7,400)		(28,501)
Decrease in debt and finance leasing			9,126		35,465
Change in net debt resulting from cash flows			1,726		6,964
Translation difference			1,505		15,547
Movement in net debt in year			3,231		22,511
Net debt at 3 January 2004			(153,797)		(176,308)
Net debt at 1 January 2005	(b)		(150,566)		(153,797)

	2004 €'000	2003 €'000
(a) Net cash inflow from operating activities		
Group operating profit (before exceptional items)	84,422	91,869
Reorganisation and merger costs	-	(338)
Profit on disposal of fixed assets	(920)	(415)
Depreciation	29,320	38,125
Capital grants released	(1,228)	(1,443)
(Increase) in stocks	(10,498)	(35,004)
(Increase) in debtors	(1,807)	(2,333)
(Decrease)/increase in creditors	(16,118)	3,749
Goodwill amortisation	273	297
	83,444	94,507

(b) Analysis of net debt	At 3 January 2004 €'000	Cash flow €'000	Exchange Movement €'000	At 1 January 2005 €'000
Net cash				
Cash at bank and in hand	59,775	(7,400)	(750)	51,625
Debt				
Debt	(211,950)	8,513	2,255	(201,182)
Finance leases	(1,622)	613	-	(1,009)
	(213,572)	9,126	2,255	(202,191)
Net debt	(153,797)	1,726	1,505	(150,566)
Analysed as follows:				
Cash and bank balances	59,775			51,625
Loans due within one year	(42,523)			(2,958)
Finance leases due within one year	(698)			(551)
Finance leases due after one year	(924)			(458)
Loans due after one year	(169,427)			(198,224)
	(153,797)			(150,566)

The significant accounting policies adopted by the Group are as follows:

(a) Basis of preparation

The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and Irish statute comprising the Companies Acts, 1963 to 2003. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the Accounting Standards Board.

These financial statements are prepared for a 52 week period ending on 1 January 2005, comparatives are for the 52 week period ended 3 January 2004. The balance sheets for 2004 and 2003 have been drawn up as at 1 January 2005 and 3 January 2004 respectively. Results to 1 January 2005 are referred to as 2004 results.

(b) Basis of consolidation

The Group financial statements, which are stated in euro, are prepared under the historical cost convention as modified by the revaluation of certain fixed assets. They incorporate:

(i) The financial statements of Glanbia plc and its subsidiaries including results of subsidiaries acquired from the date of their acquisition.

(ii) The Group's share of the results and net assets of associated companies and joint ventures based on the equity and gross equity methods of accounting respectively.

Inter-group sales and profits have been eliminated on consolidation.

(c) Turnover

Turnover comprises the invoiced value, excluding value added tax, of goods supplied and services rendered. Certain dairy products are sold based on "on account" price agreements which are subject to adjustment when the final prices are agreed.

(d) Earnings per share

Earnings per share represents the profit in cent attributable to each equity share, based on the consolidated profit after tax, minority interests and preference dividends, divided by the weighted average number of equity shares in issue in respect of the period.

Adjusted earnings per share is calculated by excluding exceptional items and goodwill amortisation. In calculating fully diluted earnings per share, the difference between the number of shares issued on exercise of all options and the number of shares that would have been issued at fair value is regarded as dilutive.

(e) Stocks

Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials, bought-in goods and expense stock comprises purchase price plus transport and handling costs less discounts, rebates and subsidies. Cost in the case of products manufactured by the Group consists of direct material and labour costs together with the relevant production overheads based on normal levels of activity. Net realisable value represents the estimated selling price less costs to completion and appropriate selling and distribution costs.

(f) Debtors

Provision is made for all debts the collection of which is considered doubtful. In arriving at this provision, account is taken of the age profile of the debt and its adherence to credit terms.

(g) Fixed assets and depreciation

(i) Assets acquired under finance leases are included in fixed assets on the basis given in the accounting policy on leasing, less accumulated depreciation.

(ii) Other fixed assets are stated at cost or valuation less accumulated depreciation. As detailed in note 14, the Group revalued its land, buildings, plant and equipment (excluding leased plant) as at 31 December 1992 and 3 January 1993. On adoption of FRS 15, the Group followed the transitional provisions to retain the book value of the assets that were revalued, but not to adopt a policy of revaluation in the future.

(iii) Depreciation is calculated on all fixed assets, other than freehold land, on a straight line basis by reference to the expected useful lives of the assets concerned, or the period of any related finance lease, whichever is the shorter.

(iv) Interest incurred on payments on account of major fixed tangible assets under construction is included in the cost of these assets.

(v) Any surplus or deficit on realisation of revalued assets is calculated by reference to their carrying value, and is dealt with through the profit and loss account.

(h) Financial fixed assets

Financial fixed assets are shown at cost less provisions for permanent diminution in value. Income from financial fixed assets, is recognised in the profit and loss account in the year in which it is receivable.

(i) Capital grants

Capital grants received and receivable by the Group are credited to capital grants accounts and are transferred to the profit and loss account over the expected useful lives of the assets to which they relate.

(j) Leasing

Tangible fixed assets, acquired under a lease which transfers substantially all of the risks and rewards of ownership to the Group, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as short or medium term borrowings, as appropriate. Finance charges on finance leases are charged to the profit and loss account over the term of the lease on an actuarial basis. All other leases are operating leases and the annual rentals are charged to the profit and loss account.

(k) Taxation

Corporation tax is calculated on the results for the year after taking account of manufacturing and similar reliefs, capital allowances and group relief.

(l) Deferred taxation

In accordance with FRS 19, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on unremitted earnings of subsidiaries, associates and joint ventures where there is no commitment to remit these earnings, or on the revaluation of assets, such as property, unless a binding sales agreement exists at the balance sheet date.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

(m) Foreign exchange and hedging

(i) Monetary assets and liabilities in foreign currencies are translated into euro at the exchange rates ruling at the balance sheet date. All hedging instruments are matched with their underlying hedge item. Each instrument's gain or loss is brought into the profit and loss account, at the same time and in the same place as is the matched underlying asset, liability, income or cost. For foreign exchange instruments this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments, within interest payable or receivable over the life of instrument, or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place or would normally be accounted for in a future period.

(ii) Exchange adjustments arising on:
(a) the retranslation of the net investment in foreign subsidiaries; and
(b) forward contracts and borrowings used to hedge net equity investments in foreign subsidiaries, are transferred directly to reserves, and reflected in the statement of total recognised gains and losses.

(iii) All premia or fees, paid or received in respect of a financial instrument held as a hedge are accounted for over the originally anticipated life of the underlying hedged asset or liability even if the financial instrument is subsequently terminated prior to maturity of the underlying hedged asset or liability. Any profit or loss arising on such early termination is accounted for over the remaining life of the underlying hedged asset or liability.

If the matched underlying asset or liability prematurely ceases to exist, or is no longer considered likely to exist prior to the maturity date of any associated financial instrument held as a hedge, the hedging instrument is terminated and any profit or loss arising together with any incurred and unamortised premia or fees are recognised in the profit and loss account at that time. Instruments which cease to be recognised as hedges are marked to market.

(iv) All other gains and losses arising from changes in exchange rates are dealt with through the profit and loss account in the year in which they occur.

(n) Goodwill

Goodwill represents the difference between:
(i) The fair value attributable to the net separable assets of undertakings acquired; and
(ii) The fair value of the acquisition consideration.

With effect from 4 January 1998, goodwill is capitalised and classified as an asset on the balance sheet. Goodwill is amortised on a straight line basis over its useful economic life (not exceeding twenty years) which has been determined by reference to the periods over which the value of the underlying businesses are expected to exceed the values of their identifiable net assets.

Goodwill on acquisitions which arose before 4 January 1998, remains offset against revenue reserves. On subsequent disposal of such businesses any related goodwill is taken into account in determining the profit or loss on disposal.

(o) Research and development expenditure

All expenditure on research and development is written off to the profit and loss account in the year in which it is incurred.

(p) Pension schemes

The Group's pension schemes are funded over the employees' period of service. The Group's contributions are based on the most recent actuarial valuation of the funds.

The disclosures required under the transitional arrangements of Financial Reporting Standard 17 "Retirement Benefits" for the year ended 1 January 2005 are shown in note 35.

(q) Finance costs of capital instruments

Costs incurred in connection with the issue of debt and non-equity shares are charged to the profit and loss account on an annual basis over the lives of the related instruments.

(r) Own shares

In December 2003 the Urgent Issues Task Force issued Abstract 38 "Accounting for ESOP Trusts" and consequential amendments to Abstract 17 "Employee Share Schemes". As a result, the cost of awards made under the share schemes is calculated with reference to the intrinsic value of the award whereas previously the charge was also determined in relation to the cost of the shares that would satisfy the awards.

In addition, the cost of own shares held is now deducted from shareholders' funds. The Group has adopted these abstracts in these financial statements. This represents a change in accounting policy and the 2003 comparative figures have been restated accordingly (note 29 and note 30).

1 Segmental analysis

(a) Analysis by class of business

Turnover

	2004 €'000	2003 €'000
Consumer Foods	543,524	900,411
Food Ingredients	1,075,153	906,210
Agribusiness	227,368	234,452
	1,846,045	2,041,073

Total turnover for Food Ingredients was €1,195.645m (2003: €1,079.120m) of which €120.492m (2003: €172.910m) represented inter-segment sales and €1,075.153m (2003: €906.210m) comprised sales to third parties. Inter-segment sales within Consumer Foods and Agribusiness were not material.

Pre-exceptional operating profit including share of profits of joint ventures and associates	2004 €'000	2003 €'000
Consumer Foods	27,755	44,773
Food Ingredients	44,770	33,765
Agribusiness	12,098	14,247
	84,623	92,785

Net assets	2004 €'000	2003 (as restated) €'000
Consumer Foods	112,122	193,227
Food Ingredients	281,263	186,176
Agribusiness	95,051	72,436
	488,436	451,839
Unallocated liabilities	(150,566)	(153,797)
Total net assets	337,870	298,042

1 Segmental analysis (continued)

(b) Analysis by geographical segments

Turnover by destination	2004 €'000	2003 €'000
Ireland	731,733	793,753
Rest of Europe	292,855	653,747
USA/other	821,457	593,573
	1,846,045	2,041,073

Turnover by origin	2004 €'000	2003 €'000
Ireland	1,217,049	1,132,431
Rest of Europe	102,219	459,028
USA/other	526,777	449,614
	1,846,045	2,041,073

Pre-exceptional operating profit including share of profits of joint ventures and associates	2004 €'000	2003 €'000
Ireland	60,702	74,178
Rest of Europe	1,901	3,894
USA/other	22,020	14,713
	84,623	92,785

Net assets	2004 €'000	2003 (as restated) €'000
Ireland	407,742	294,884
Rest of Europe	(21,021)	100,566
USA/other	101,715	56,389
	488,436	451,839
Unallocated liabilities	(150,566)	(153,797)
Total net assets	337,870	298,042

The Directors consider segmental analysis of operating profit to be more meaningful than analysis of profit/(loss) before taxation.

2 Employees and remuneration

The average number of persons employed by the Group during the year was 3,831 (2003: 5,052) and is analysed into the following categories:

Number of persons employed	2004	2003
Consumer Foods	2,095	3,371
Food Ingredients	1,073	969
Agribusiness	663	712
	3,831	5,052

2 Employees and remuneration (continued)

The staff costs are comprised of:	2004 €'000	2003 €'000
Wages and salaries	141,879	170,224
Social welfare costs	15,283	17,774
Pension costs	9,322	8,796
	166,484	196,794

3 Exceptional items

	2004 €'000	2003 €'000
Redundancy credit/(cost) arising from fire at Roosky plant (note 6)	230	(9,505)
Restructuring credit/(cost) associated with EU Commission's Mid Term Review of Common Agricultural Policy	170	(6,946)
	400	(16,451)

The credit in 2004 arises from the release of redundancy provisions no longer required.

4 Loss on sale of operation

The loss arises primarily from the sale by the Group of a 75% interest in its UK hard cheese business in April 2004 (note 5). The Group also incurred additional costs relating to prior period disposals.

	UK Hard Cheese €'000	Other €'000	Total €'000
Loss on disposal of asset	(2,520)	(81)	(2,601)

The loss on sale in 2003 arose mainly from the Group's sale of its UK Fresh Meats operation at West Bromwich. The Group also disposed of a pig farm during 2003 and recognised an additional loss representing increased pension obligations to former employees of the UK Dairies operation which was disposed of in a prior period.

5 Provision for loss on sale of operation

The 2003 provision arose from the sale by the Group in April 2004 of a 75% interest in its UK hard cheese business.

	2004 €'000	2003 €'000
Loss on disposal of asset after year end	-	(18,629)
Write-back of goodwill on asset disposed after year end	-	(30,517)
	-	(49,146)

6 Profit on sale of fixed assets

The 2004 profit arises from the sale of a site in the Consumer Foods business.

	2004 €'000	2003 €'000
Profit on disposal of tangible assets	929	11,594

The profit in 2003 arose from the excess of insurance proceeds received over the net book value of assets destroyed by fire at the pigmeat processing plant in Roosky, Ireland on 8 May 2002.

7 Profit/(loss) on termination of operations

The gain arises from the sale by the Group of its UK Fresh Meats and UK Consumer Meats plants at Drongan, Gainsborough and Milton Keynes during 2004, following the sale of its UK Fresh Meats business in 2003 and the closure of its UK Consumer Meats business in 2002.

	2004 €'000	2003 €'000
Profit/(loss) arising on termination of operations	2,445	(8,578)
Goodwill written off on termination	-	(1,249)
	2,445	(9,827)

The loss in 2003 relates to the closure of the Group's UK Fresh Meats operation at Drongan and Gainsborough, and an adjustment to the loss arising from the closure of the Group's UK Consumer Meats operation in June 2002.

8 Group interest

	2004 €'000	2003 €'000
Loans and overdrafts:		
Repayable within five years	(4,211)	(7,362)
Repayable after five years	(3,779)	-
Senior notes	(917)	(7,735)
Finance leases	(90)	(149)
Interest receivable	3,033	223
	(5,964)	(15,023)

9 Profit/(loss) before taxation

(a) The profit/(loss) before taxation is stated after charging/(crediting):	2004 €'000	2003 €'000
Depreciation	29,320	38,125
Auditors' remuneration	513	564
Research and development expenditure (net of grants)	4,331	4,695
Operating lease rentals - plant and machinery	2,826	4,348
- other	3,271	3,756
Capital grants released	(1,228)	(1,443)

9 Profit/(loss) before taxation (continued)

(b) Operating costs

Operating costs relate to continuing and discontinued operations as set out below:

	2004 Continuing €'000	2004 Discontinued €'000	2004 Total €'000	2003 Continuing €'000	2003 Discontinued €'000	2003 Total €'000
Cost of sales	1,529,413	83,514	1,612,927	1,361,452	412,085	1,773,537
Distribution costs	77,857	4,314	82,171	76,350	18,347	94,697
Administrative expenses	62,472	3,653	66,125	80,643	16,778	97,421

The discontinued operations represent the Group's disposal of 75% of its interest in the UK hard cheese busines on 7 April 2004, and the sale of its UK Fresh Meats business in 2003. Comparative amounts have been restated accordingly.

(c) Directors' remuneration

The salary, fees and other benefits for each of the Directors during the year were:

	Salary and fees €'000	Performance bonus €'000	Long term incentive plan (note (a)) €'000	Other payments (note (b)) €'000	Pension contribution €'000	Other benefits €'000	2004 Total €'000	2003 Total €'000
Executive Directors								
JJ Moloney	399	221	-	-	115	13	748	631
WG Murphy (note (b))	230	135	-	44	65	14	488	450
GJ Meagher (note (b))	230	134	-	44	63	18	489	431
KE Toland (note (a))	239	139	137	-	64	15	594	434
2004	**1,098**	**629**	**137**	**88**	**307**	**60**	**2,319**	
2003	981	632	-	-	266	67		1,946
Non-Executive Directors								
TP Corcoran	73	-	-	-	-	-	73	70
MJ Walsh	35	-	-	-	-	-	35	32
L Herlihy	35	-	-	-	-	-	35	32
JE Callaghan	50	-	-	-	-	-	50	38
JV Liston	50	-	-	-	-	-	50	38
HV Corbally	16	-	-	-	-	-	16	13
J Fitzgerald (note (c))	8	-	-	-	-	-	8	-
EP Fitzpatrick	16	-	-	-	-	-	16	13
JA Gilsenan	16	-	-	-	-	-	16	13
TP Heffernan	16	-	-	-	-	-	16	13
CL Hill	16	-	-	-	-	-	16	13
JJ Miller	16	-	-	-	-	-	16	13
M Parsons	16	-	-	-	-	-	16	13
EM Power	16	-	-	-	-	-	16	13
F Quigley (note (d))	8	-	-	-	-	-	8	13
V Quinlan	16	-	-	-	-	-	16	13
GE Stanley	16	-	-	-	-	-	16	13
2004	**419**	-	-	-	-	-	**419**	
2003	353	-	-	-	-	-		353
2004 Total remuneration	**1,517**	**629**	**137**	**88**	**307**	**60**	**2,738**	
2003 Total remuneration	1,334	632	-	-	266	67		2,299

9 Profit/(loss) before taxation (continued)

(c) Directors' remuneration (continued)

(a) The Glanbia Executive Long Term Incentive Plan was introduced in 2000 as part of an overall plan to align the interests of senior management with shareholders. Mr KE Toland was granted units in accordance with the rules of the scheme in 2000. The performance criteria of the scheme were met and the units were exercised by Mr KE Toland in March 2004.

(b) In 2004 holders of options granted in 1994 under the Avonmore share option scheme were given the option to receive the value of the option in cash in lieu of exercising the options. Mr WG Murphy and Mr GJ Meagher both elected to receive a cash payment in lieu of exercising the options, which then lapsed.

(c) Mr J Fitzgerald was appointed as a Director on 10 June 2004.

(d) Mr F Quigley resigned as a Director on 10 June 2004.

(e) No fees are payable to executive Directors.

(f) Details of Directors' share options are set out in note 37 to the financial statements.

(g) The Remuneration Committee of the Board, which comprises solely of non-executive Directors, determines the Company's policy on executive Director remuneration and sets the remuneration package of each of the executive Directors. There are no contracts of service for executive Directors which are required to be made available for inspection.

The following pension benefits accrued to executive Directors of the Company:

	Transfer value of increase in accrued pension €'000	Annual pension accrued in 2004 in excess of inflation €'000	Total annual accrued pension at 1 January 2005 €'000
JJ Moloney	439	33	195
WG Murphy	152	7	152
GJ Meagher	220	12	136
KE Toland	41	6	36
2004	852	58	519
2003	668	52	440

10 Taxation

	Pre-exceptional 2004 €'000	Exceptional 2004 €'000	Total 2004 €'000	Pre-exceptional 2003 €'000	Exceptional 2003 €'000	Total 2003 €'000
Irish corporation tax						
Current tax on income for the year	5,409	-	5,409	4,031	-	4,031
Adjustments in respect of prior years	(859)	-	(859)	(457)	-	(457)
	4,550	-	4,550	3,574	-	3,574
Foreign tax						
Current tax on income for the year	444	-	444	345	-	345
Adjustments in respect of prior years	(134)	-	(134)	(453)	-	(453)
	310	-	310	(108)	-	(108)
Share of current tax of joint ventures	-	-	-	-	-	-
Share of tax of associates	66	-	66	136	-	136
Total current tax	4,926	-	4,926	3,602	-	3,602
Deferred tax						
Group	3,278	-	3,278	7,112	(1,546)	5,566
Joint venture	601	-	601	(442)	-	(442)
Total deferred tax	3,879	-	3,879	6,670	(1,546)	5,124
Total tax charge	8,805	-	8,805	10,272	(1,546)	8,726

The current tax charge for the year is lower than the current charge that would result from applying the standard rate of Irish corporation tax to profit on ordinary activities. The differences are explained below:

	2004 €'000	2003 €'000
Profit on ordinary activities before taxation and exceptional items	77,742	77,135
Profit on ordinary activities multiplied by standard rate of Irish corporation tax of 12.5%	9,718	9,642
Effects of:		
Earnings at reduced and passive Irish rates	(937)	(819)
Difference between capital allowances and depreciation	(3,303)	1,187
Other deferred tax timing differences	184	(1,339)
Utilisation of tax losses	(7)	(2,849)
Difference in effective tax rates on overseas earnings	(451)	(1,887)
Adjustments to tax charge in respect of previous periods	(993)	(910)
Expenses not deductible for tax purposes and other adjustments	715	577
Current tax charge for the year, including associates	4,926	3,602
Group	4,860	3,466
Associates and joint ventures	66	136
	4,926	3,602

11 Profit/(loss) for financial year attributable to Glanbia plc

As permitted by Section 3(2) of the Companies (Amendment) Act, 1986, a separate profit and loss account for the holding company, Glanbia plc, has not been included in these financial statements. The profit for the financial year dealt with in the financial statements of Glanbia plc, amounts to €28.546m (2003: €23.226m).

12 Dividends

	2004 cent per share	2004 €'000	2003 cent per share	2003 €'000
Interim dividend paid ordinary shares	2.16	6,321	2.06	6,026
Less credit for own shares held by Employee Share Trust	-	(42)	-	(46)
	2.16	6,279	2.06	5,980
Final dividend proposed ordinary shares	3.09	9,043	2.94	8,600
Less credit for own shares held by Employee Share Trust	-	(54)	-	(65)
	3.09	8,989	2.94	8,535
Total ordinary dividends for the year	5.25	15,268	5.00	14,515

13 Earnings per share

	2004 €'000	2003 €'000
Profit/(loss) after taxation and minority interest	59,310	(34,867)
Weighted average number of ordinary shares in issue	290,617,359	290,303,425
Earnings per share	20.41c	(12.01c)
Adjustments:		
Goodwill amortisation	0.10c	0.10c
Exceptional items	(0.14c)	5.13c
Loss on sale of operations	0.89c	9.71c
Provision for loss on sale of operations	-	16.93c
Profit on sale of fixed assets	(0.32c)	(3.99c)
(Gain)/loss on termination of operations	(0.84c)	3.39c
Adjusted earnings per share	20.10c	19.26c
Fully diluted earnings per share	20.30c	(12.01c)

In the opinion of the Directors, adjusted earnings per share is a more appropriate indicator of underlying performance. The number of shares used in the calculation of the fully diluted earnings per share is 292,150,354.

14 Tangible assets - Group

	Land and buildings €'000	Plant and equipment €'000	Motor vehicles €'000	Total €'000
Cost or valuation				
As at 3 January 2004	206,935	559,583	17,805	784,323
Currency translation adjustment	(2,541)	(8,947)	(25)	(11,513)
Additions	10,578	47,637	421	58,636
Disposals	(34,538)	(69,813)	(67)	(104,418)
Reclassification	-	775	(775)	-
As at 1 January 2005	180,434	529,235	17,359	727,028
Depreciation				
As at 3 January 2004	62,644	341,558	16,480	420,682
Charged to profit and loss account	6,903	21,986	431	29,320
Currency translation adjustment	(540)	(3,661)	(19)	(4,220)
On disposals	(9,316)	(30,902)	(316)	(40,534)
Reclassification	-	(288)	288	-
As at 1 January 2005	59,691	328,693	16,864	405,248
Net book value				
As at 1 January 2005	120,743	200,542	495	321,780
As at 3 January 2004	144,291	218,025	1,325	363,641

(a) Included in the net book values of plant and equipment are assets acquired under lease agreements with a net book value of €12,830,000 (2003: €16,560,000). The depreciation charged in respect of these leased assets and included in the total depreciation charge above was €3,731,000 (2003: €3,734,000).

(b) A valuation of former Avonmore freehold land and buildings, plant and equipment (excluding leased plant) was carried out by Messrs Lisney, Valuers, as at 3 January 1993.The valuation was based on open market value in existing use, and where appropriate, on open market value calculated on a depreciated replacement cost basis. The valuation supported the overall value of the assets valued. The valuers also estimated the remaining useful lives of the assets which have been used in determining the depreciation rates set out below.

(c) Land and buildings, plant and equipment of the former Waterford operations were valued by Fergus Slattery Rushton, Surveyors and Valuers, on 31 December 1992, on an existing use basis incorporating the depreciated replacement cost, and open market value methods. Subsequent additions are stated at cost.

(d) The main rates of depreciation used in these financial statements are as follows:

	%
Buildings	3 – 5
Plant and equipment	5 – 33
Motor vehicles	20 – 25

(e) As required under FRS 15, a review of the useful lives of the Group's plant and equipment was carried out during the year with a resultant reduction in the depreciation charge of €2,956,000, as compared with the original useful lives.

15 Intangible assets - Group	2004 €'000	2003 €'000
At 3 January 2004	2,466	4,420
Goodwill on disposal	-	(1,348)
Additions	14,519	-
Currency translation adjustment	(60)	(309)
Amortised to profit and loss account	(273)	(297)
At 1 January 2005	16,652	2,466

The cumulative goodwill amortised at 1 January 2005 was €1,662,000 (2003: €1,389,000).

The additions to intangible assets arise on the acquisition of Kortus Food Ingredients Services GmbH and the business of Wicklow Corn Company Limited in 2004. The figure of €14.519m is analysed as follows:

	€'000
Consideration	15,509
Book value of assets acquired	(1,812)
Acquisition costs	822
	14,519
Split as:	
Goodwill	10,157
Intellectual property	4,362
	14,519

Consideration includes deferred amounts of €4,000,000, of which €2,000,000 is dependent on the achievement of a targeted earnings figure.

16 Financial assets	Subsidiaries €'000	Associates €'000	Other investments (note 17) (as restated) €'000	Total €'000
Company				
At 3 January 2004	513,544	1,395	1,709	516,648
Disposals	(2,679)	-	(400)	(3,079)
At 1 January 2005	510,865	1,395	1,309	513,569

	Joint ventures €'000	Associates €'000	Other investments (note 17) (as restated) €'000	Total €'000
Group				
At 3 January 2004	12,944	9,607	13,035	35,586
Additions	38,933	-	17,338	56,271
Share of retained (loss)/profit	(1,684)	301	-	(1,383)
Disposals/redemption	-	-	(400)	(400)
Amounts written off	-	-	(42)	(42)
Currency translation adjustment	(366)	-	(62)	(428)
At 1 January 2005	49,827	9,908	29,869	89,604

Included in the figure of €38.933m above is an amount of €155,000 in respect of goodwill arising on the acquisition of a 50% shareholding in Nashs Mineral Waters (Marketing) Limited during the year.

17 Other investments

	2004 Company €'000	2004 Group €'000	2003 Company (as restated) €'000	2003 Group (as restated) €'000
Irish Dairy Board	-	9,555	-	9,425
Moorepark Technology	-	289	-	331
Quoted investments	19	80	19	80
The Cheese Company Holdings Limited	-	11,009	-	-
Loan to joint venture	-	5,658	-	-
Glanbia Enterprise Fund Limited	1,290	1,290	1,690	1,690
Other	-	1,988	-	1,509
	1,309	29,869	1,709	13,035
Market value				
Quoted investments	568	1,245	413	930

The company's 25% interest in The Cheese Company Holdings Limited has not been treated as an associated undertaking as the company is controlled by its majority shareholders and, in the opinion of the Directors, the Group does not, at present, exercise significant influence over its operations. In the opinion of the Directors, the value of the unquoted investments is not less than as shown above.

18 Stocks - Group

	2004 €'000	2003 €'000
Raw materials and other stocks	11,140	11,375
Finished goods and goods for resale	110,525	174,751
Expense	11,754	16,610
	133,419	202,736

The replacement cost of stocks is not materially different from the above amounts.

19 Debtors

	2004 Company €'000	2004 Group €'000	2003 Company €'000	2003 Group €'000
Amounts falling due within one year				
Trade debtors	-	140,467	-	148,349
Amounts owed by joint ventures	-	632	-	9,043
Amounts owed by associated companies	-	84	-	128
Value added tax	-	5,623	-	5,119
Other debtors	-	7,441	-	17,119
Prepayments and accrued income	1,481	18,375	952	20,296
Amounts falling due after one year				
Pension prepayment/surplus	-	6,228	-	14,082
Loan note (note 39 (c))	-	51,942	-	-
	1,481	230,792	952	214,136

20 Creditors - Amounts falling due within one year	2004 Company €'000	2004 Group €'000	2003 Company €'000	2003 Group €'000
Trade creditors	10	115,822	113	141,517
Amounts due to joint ventures	-	290	-	-
Amounts due to associated companies	-	1,207	-	1,406
Other creditors (note 21)	-	18,076	-	21,161
Accruals and deferred income	241	99,797	1,505	111,370
Borrowings (note 39)	-	3,509	-	43,221
Bills of exchange	-	-	-	20,189
Dividend payable (note 12)	8,989	10,342	8,535	9,887
Amounts due to subsidiary companies	18,220	-	33,090	-
Amounts due to/(from) parent - Glanbia Co-operative Society Limited	504	1,828	(31)	3,695
	27,964	250,871	43,212	352,446

21 Other creditors	2004 Company €'000	2004 Group €'000	2003 Company €'000	2003 Group €'000
Corporation tax	-	8,181	-	8,276
PAYE and PRSI	-	3,004	-	3,532
Other creditors	-	6,891	-	9,353
	-	18,076	-	21,161

22 Creditors - Amounts falling due after more than one year	2004 Company €'000	2004 Group €'000	2003 Company €'000	2003 Group €'000
Borrowings	3,397	198,682	3,397	170,351
Other creditors	-	11,680	-	13,331
	3,397	210,362	3,397	183,682

The maturity profile of the Group's borrowings is analysed in note 39.

23 Deferred taxation - Group

	2004 €'000	2003 €'000
Liability at 3 January 2004	27,559	23,723
Translation difference	(1,344)	(2,728)
Receipt from joint venture	-	998
Profit and loss account	3,278	5,566
Liability at 1 January 2005	29,493	27,559

The receipt from joint venture in 2003 was the settlement in respect of a deferred tax asset in Glanbia Cheese Limited.

The deferred tax balance of €29.493m represents the net liability arising from the following:

	Amount provided €'000
Capital allowances	23,709
Other timing differences	5,784
	29,493

24 Capital grants - Group

	2004 €'000	2003 €'000
At 3 January 2004	16,611	18,505
Receivable for year	3	5
In disposed subsidiaries	(115)	(418)
Currency translation adjustment	5	(38)
Released to profit and loss account	(1,228)	(1,443)
At 1 January 2005	15,276	16,611

25 Called up equity share capital

	2004 €'000	2003 €'000
(a) Authorised:		
306,000,000 ordinary shares of €0.06 each	18,360	18,360
(b) Issued:		
In issue 292,644,184 (2003: 292,514,184) ordinary shares of €0.06 each	17,559	17,551

Options over 100,000 ordinary shares were excercised during the year at €1.56, while options over 30,000 ordinary shares were excercised at €1.97.

In accordance with the terms of the 2002 Long Term Incentive Plan ("LTIP"), options over 1,295,000 ordinary shares were granted during the year and are exercisable between 2007 and 2014. Total options over 3,118,500 ordinary shares were outstanding at 1 January 2005 under the LTIP, at prices ranging between €1.55 and €2.725. Furthermore, in accordance with the terms of the LTIP, certain executives to whom options were granted in 2002 and 2004 are eligible to receive share awards related to the number of ordinary shares which they hold on the second anniversary of the exercise of the option, to a maximum of 191,300 ordinary shares.

In accordance with the terms of the Company's 2002 Sharesave Scheme, options over 1,513,570 ordinary shares which were granted in 2002, remain outstanding on 1 January 2005 and are exercisable, under normal circumstances, between 2005 and 2006.

In May 2002, the Company established an Employee Share Trust to operate in connection with the Company's Sharesave Scheme. As detailed in note 29 to the financial statements, 1,734,949 ordinary shares were held by the Employee Share Trust at 1 January 2005. The dividend rights in respect of these shares have been waived.

Options over 490,000 ordinary shares, which were granted in 1998, under the Avonmore Foods plc 1988 Share Option Scheme remain outstanding at a price of €4.25.

Total options over 5,122,070 ordinary shares were outstanding at 1 January 2005 at prices ranging between €1.20 and €4.25 and GBP£0.764 and GBP£2.90, exercisable in periods up to 2014.

26 Share premium account

	Company €'000	Group €'000
At 3 January 2004	435,273	80,005
Shares issued at a premium during the year	207	207
At 1 January 2005	435,480	80,212

27 Merger reserve - Group

	2004 €'000	2003 €'000
Share premium - representing excess of fair value over nominal value of ordinary shares issued in connection with the merger of Avonmore Foods plc and Waterford Foods plc	355,271	355,271
Merger adjustment (note a)	(327,085)	(327,085)
Share premium and other reserves relating to nominal value of shares in Waterford Foods plc	84,962	84,962
	113,148	113,148

(a) The merger adjustment represents the difference between the nominal value of the issued share capital of Waterford Foods plc, and the fair value of the shares issued by Avonmore Foods plc in 1997, calculated in accordance with Regulation 22(5) of the European Communities (Companies: Group Accounts) Regulations, 1992 ("The Regulations").

(b) The presentation shown above is a departure from Regulation 22(5) of the Regulations as noted above, but has been adopted by the Directors as they believe that the presentation is required to give a true and fair view of the state of affairs of the Group as required by Regulation 14 of the Regulations and the Companies Acts. The presentation adopted is in accordance with the required accounting practice as outlined in Financial Reporting Standard 6 for merger accounting. Had the requirements of Regulation 22(5) of the Regulations been complied with, the merger adjustment would have been shown as an adjustment to consolidated reserves, and the share premium account would have been identified separately in the Balance Sheet.

28 Revenue reserves

	Company €'000	Subsidiaries €'000	Joint ventures and associates €'000	Total profit and loss reserves €'000	Currency translation reserve €'000	Goodwill reserve €'000	Total revenue reserves €'000
At 3 January 2004	16,903	2,503	6,838	26,244	(26,970)	(33,362)	(34,088)
Currency translation difference on foreign currency net investments	-	-	-	-	(58)	11	(47)
Profit retained/(loss absorbed) for year	13,278	32,147	(1,383)	44,042	-	-	44,042
At 1 January 2005	30,181	34,650	5,455	70,286	(27,028)	(33,351)	9,907

29 Own shares (Company and Group)	2004 €'000	2003 €'000
At 3 January 2004 - as reported	-	-
Prior year adjustment	(3,235)	(3,282)
At 3 January - as restated	(3,235)	(3,282)
Shares vested	546	38
Capital reserve	126	9
At 1 January 2005	(2,563)	(3,235)

The amount included above as own shares relates to 1,734,949 (2003: 2,189,998) ordinary shares in Glanbia plc held by an Employee Share Trust which was established in May 2002 to operate in connection with the company's Saving Related Share Option Scheme ('Sharesave Scheme'). The trustee of the Employee Share Trust is Mourant & Co, a Jersey based trustee services company.

The shares purchased by the Employee Trust cost €2,562,520 and had a market value of €4,857,857 at 1 January 2005. The transfer from capital reserve represents the excess of the purchase price over the option price in respect of 455,049 ordinary shares (2003: 32,002 ordinary shares) on which options vested during the year.

The purpose of the Sharesave Scheme, which is open to Irish and UK employees, is to provide a tax efficient method for employees to save money for the purpose of acquiring shares in the Company. To participate in the Sharesave Scheme in 2002, employees agreed to save a fixed amount between €12 and €320 (GBP£10 and GBP£250 in the UK) each month for a three year period in a Revenue approved Save as You Earn ("SAYE") contract.

Prior year adjustment following the adoption of UITF 17 and UITF 38

UITF 38 was issued in December 2003 and requires shares held in Employee Share Trusts to be treated as a deduction in shareholders' funds rather than as fixed asset investments. As a result, net assets have reduced by €2,829,000 at 3 January 2004 (4 January 2003: €3,168,000) and this has been reflected as a prior year adjustment.

In addition to the publication of UITF 38, UITF 17 was revised. The amendment to UITF 17 requires that the measurement of the Sharesave Scheme charge should, as a minimum, be based on the intrinsic value of the award at the date of grant and not (as previously) based on the carrying value of such shares held by an Employee Share Trust.

This represents a change in accounting policy, as the market price at date of granting the award was similar to the purchase price of the shares, no adjustment to the profit and loss account in prior years is required.

30 Capital reserve

	Company €'000 2004	Group €'000 2004	Company €'000 2003	Group €'000 2003
At 3 January 2004 - as reported	4,226	2,825	4,226	2,825
Prior year adjustment (note 29)	406	406	114	114
At 3 January 2004 - as restated	4,632	3,231	4,340	2,939
Own shares - discount (note 29)	(126)	(126)	(9)	(9)
Own shares - amortisation	33	33	301	301
	4,539	3,138	4,632	3,231

31 Minority interests

	Equity 2004 €'000	Equity 2003 €'000	Non-equity 2004 €'000	Non-equity 2003 €'000
At 3 January 2004	5,671	6,983	115,759	132,156
Share of profit for the year	413	251	10,387	11,005
Currency translation adjustment	-	-	(6,088)	(17,107)
Dividend paid to equity minority interest	-	(1,464)	-	-
Dividend payable to non-equity minority interest	-	-	(9,674)	(10,295)
Increase in minority interest in subsidiaries	1	1	-	-
Minority interest redeemed	-	(100)	-	-
At 1 January 2005	6,085	5,671	110,384	115,759

Non-equity minority interest includes US$100 million 7.99% cumulative guaranteed preferred securities issued by a subsidiary during 1996, net of issue costs. The holders of these securities have no rights against Group companies other than the issuing entity and, to the extent prescribed by the guarantee, the Company.

The structure of the guarantee is such so as to provide for payment obligations (dividends and redemption payments) under the securities to rank subordinate to all the creditors of the Group, and to be made only to the extent that there are sufficient distributable profits available. The securities are redeemable on 14 November 2006 and are renewable for further ten year periods by mutual agreement.

Non-equity minority interest also includes €38.2m cumulative redeemable preference shares issued by Waterford Foods plc in 1993 and 1995. The rate of dividend on these shares is currently 8.5%.

Waterford Foods plc has the right to reset the rate of dividend on the seventh and fourteenth anniversaries of the date of allotment of the first tranche of shares. The shares may be redeemed by Waterford Foods plc at any time at the issue price although, any such early redemption may entitle the holders in certain circumstances, to receive an additional redemption premium. The holders of the shares may call for redemption at the issue price if the dividend rate is reset and in certain other circumstances. All shares in issue on the twenty-first anniversary of the date of issue of the first tranche of shares, will be redeemed at the issue price. On a winding up of Waterford Foods plc the holders of the shares will be entitled, in priority to any other shareholders, to the amount paid up or credited as paid up (including any premium paid) in respect of the shares and to all arrears of dividends. The shares do not carry any voting rights.

32 Capital commitments

	2004 Company €'000	2004 Group €'000	2003 Company €'000	2003 Group €'000
Capital expenditure approved:				
Contracted for	-	25,908	-	14,547
Not yet contracted for	-	37,241	-	86,050
	-	63,149	-	100,597

33 Operating lease commitments

	Company €'000	Group €'000
Commitments under operating leases, payable in 2005, expire as follows:		
Within one year	-	959
Two to five years	-	4,399
After five years	-	24
	-	5,382

34 Contingent liabilities

Company

(i) The Company has guaranteed the liabilities of certain subsidiaries in the Republic of Ireland in respect of any losses or liabilities (as defined in Section 5 (c) of the Companies (Amendment) Act, 1986) for the year ended 1 January 2005 and the Directors are of the opinion that no losses will arise therefrom. These subsidiaries avail of the exemption from filing audited financial statements, as permitted by Section 17 of the Companies (Amendment) Act, 1986.

(ii) The Company has guaranteed certain liabilities of Avonmore Delaware L.P., and the Directors are of the opinion that no losses will arise therefrom.

Group

(i) Bank guarantees, amounting to €17.304m (2003: €18.117m) are outstanding as at 1 January 2005, mainly in respect of payment of EU subsidies.

(ii) The Group together with the other shareholders in Southwest Cheese Company LLC ("the Joint Venture") is a party to a Sponsor Support Agreement, as part of the financing of the Joint Venture. Under the agreement, each sponsor severally agrees to provide support to the Joint Ventures either by equity contributions or by way of loan;

- to enable the Joint Venture to achieve the Project Construction Completion date; and
- to indemnify the Joint Venture for any amounts necessary to discharge Mechanics Liens.

35 Pension schemes

(a) The Group operates a number of defined benefit and defined contribution schemes which provide retirement and death benefits for the majority of employees. The schemes are funded through separate trustee controlled funds.

The contributions paid to the defined benefit schemes are in accordance with the advice of professionally qualified actuaries. The latest actuarial valuation reports for these schemes, which are not available for public inspection, are dated between 1 January 2002 and 31 March 2004. The contributions paid to the schemes in 2004 are in accordance with the contribution rates recommended in the actuarial valuation reports. The aggregate market value of the assets at these actuarial valuation dates was in excess of €252m.

The most recent actuarial valuations show that the defined benefit schemes are less than 100% funded in respect of discontinuance liabilities. In relation to accrued liabilities based on pensionable salaries projected to normal retirement age, the aggregate value of the assets of the schemes represented 81% of these accrued liabilities at the relevant actuarial valuation dates. The Group has submitted proposals to the relevant regulatory bodies in relation to the funding of the schemes. The pension cost charged to the profit and loss account for 2004 amounted to €8,788,000 (2003: €8,091,000).

The principal assumptions adopted for the actuarial valuations assume that the long-term rate of investment return exceeds the rate of increase in pensionable salaries by between 2% and 2.5% per annum. The method of funding used in calculating the contribution rates was the Projected Unit Method.

The Group operates defined contribution schemes in Ireland and the USA for the Group's employees. The Group has previously operated defined contribution schemes in the United Kingdom for the meat businesses which were disposed in 2003. The pension cost charged to the profit and loss account for defined contribution schemes in 2004 amounted to €534,000 (2003: €705,000).

(b) FRS 17 Retirement benefits

The transitional arrangements of FRS 17 require disclosure of the assets and liabilities as at 1 January 2005 and 3 January 2004 calculated in accordance with the requirements of FRS 17.

Financial assumptions

The assets of the schemes operated by the Group have been taken at market value and the liabilities have been calculated using the following principal actuarial assumptions:

	2004	2003	2002	2001	2004	2003	2002	2001
		Irish Schemes				UK Schemes		
	%	%	%	%	%	%	%	%
Inflation rate increase	2.25	2.25	2.5	2.5	2.75	2.6	2.25 - 2.5	2.5
Discount rate	4.8	5.5	5.75	6.0	5.5	5.6	5.75	6.0
Salary rate increase	3.5	3.5	3.5	3.5	3.5	3.1	3.25 - 3.5	3.5
Pension payment increase	2.25 - 3.5	2.25 - 3.5	2.5 - 3.5	2.5 - 3.5	1.85 - 3.25	1.85 - 3.25	1.75 - 3.25	2.5 - 3.0

Scheme assets

The expected long term rate of return on the assets of the schemes were as follows:

	2004	2003	2002	2001
	%	%	%	%
Equities	8.5	8.5	8.5	8.5
Bonds	4.57 - 5.5	4.44 - 5.0	5.75	6.0
Other	7.0	7.5	7.5	7.5

35 Pension schemes (continued)

Scheme assets (continued)

The assets of the Group schemes were as follows:

	2004 €'000	2003 €'000	2002 €'000	2001 €'000
Equities	178,696	235,110	206,775	273,947
Bonds	84,373	78,778	79,248	86,263
Other	28,448	25,965	28,020	23,702
Total assets	291,517	339,853	314,043	383,912
Actuarial liabilities	(421,223)	(440,260)	(392,148)	(367,993)
(Deficit)/surplus	(129,706)	(100,407)	(78,105)	15,919
Related deferred tax asset/(liability)	12,299	7,594	4,876	(2,198)
Net pension (liability)/asset	(117,407)	(92,813)	(73,229)	13,721

On full implementation of FRS 17 the amounts that would have been charged, on the basis of the above assumptions, to the profit and loss account and the statement of total recognised gains and losses are as follows:

Analysis of the amount that would have been charged to the operating profit in 2004, 2003 and 2002 under FRS 17

	2004 €'000	2003 €'000	2002 €'000
Current service cost	6,284	10,086	9,760
Past service cost	-	295	117
Disposals	-	-	(861)
	6,284	10,381	9,016

Analysis of amount that would have been credited to other finance income in 2004, 2003 and 2002 under FRS 17

	2004 €'000	2003 €'000	2002 €'000
Expected return on pension scheme assets	19,621	23,326	29,400
Interest on past service scheme liabilities	(19,380)	(21,864)	(21,566)
Net credit to finance income	241	1,462	7,834

Analysis of amount that would have been recognised in statement of total recognised gains and losses (STRGL)

	2004 €'000	2003 €'000	2002 €'000
Actual return less expected return on pension scheme assets	5,911	16,120	(86,424)
Experience (losses)/gains arising on pension scheme liabilities	(6,341)	(3,835)	510
Effect of changes in assumptions underlying the present value of scheme liabilities	(45,701)	(35,088)	(12,527)
Actuarial loss that would have been recognised in statement of total recognised gains and losses	(46,131)	(22,803)	(98,441)

35 Pension schemes (continued)

Movement in (deficit)/surplus during the year	2004 €'000	2003 €'000	2002 €'000
(Deficit)/surplus in schemes at beginning of year	(100,407)	(78,105)	15,919
Disposal of Glanbia Foods Limited (note a)	11,640	-	-
Translation of opening balances	53	3,043	-
Current service cost	(6,284)	(10,086)	(9,760)
Past service cost	-	(295)	(117)
Other disposals	-	-	861
Cash contributions	11,182	6,377	5,599
Finance income	241	1,462	7,834
Experience loss	(46,131)	(22,803)	(98,441)
Deficit at end of year	(129,706)	(100,407)	(78,105)

History of experience gains and losses	2004	2003	2002
Difference between the actual and expected return on scheme assets expressed as a percentage of scheme assets	2.0%	4.7%	(27.5%)
Experience (losses)/gains on scheme liabilities expressed as a percentage of the schemes actuarial liabilities	(1.5%)	(0.9%)	0.1%
Total loss on STRGL as a percentage of schemes actuarial liabilities	(11.0%)	(5.2%)	(25.1%)

If the above amounts had been recognised in the financial statements, the Group net assets and profit and loss account reserve would be as follows:

Net assets	2004 €'000	2003 €'000	2002 €'000
Net assets as reported	337,870	298,042	320,436
Pension liability calculated on the basis of FRS 17	(117,407)	(92,813)	(73,229)
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	(6,228)	(14,082)	(25,340)
Plus: Pension provision that will be reversed on implementation of FRS 17	6,334	14,171	8,843
Net assets on FRS 17 basis	220,569	205,318	230,710

Reserves	2004 €'000	2003 €'000	2002 €'000	2001 €'000
Profit and loss account reserve as reported	70,286	26,244	75,626	118,806
Pension (liability)/asset calculated on the basis of FRS 17	(117,407)	(92,813)	(73,229)	13,721
Less: SSAP 24 asset that will be reversed on implementation of FRS 17	(6,228)	(14,082)	(25,340)	(27,306)
Plus: Pension provision that will be reversed on implementation of FRS 17	6,334	14,171	8,843	10,758
Profit and loss account reserve on FRS 17 basis	(47,015)	(66,480)	(14,100)	115,979
Comprising:				
Profit and loss account reserve on FRS 17 basis excluding pension (deficit)/asset	70,392	26,333	59,129	102,258
Pension (deficit)/asset	(117,407)	(92,813)	(73,229)	13,721
	(47,015)	(66,480)	(14,100)	115,979

(a) On 7 April 2004 the Group sold 100% of Glanbia Foods Limited to Milk Link Limited, and created a new entity, The Cheese Company Holdings Limited, in which the Group has a 25% interest. As part of this transaction, the assets and obligations of the Glanbia Foods pension scheme transferred with Glanbia Foods Limited.

36 Related party transactions

(a) Transactions with principal shareholder

Glanbia Co-operative Society Limited ("the Society") holds 54.77% of the issued share capital of the Company. A significant number of shareholders of the Society either trade with or supply milk to the Company or its subsidiaries.

The Company and its subsidiaries provide various administration, milk advisory, shareholder advisory, secretarial and legal services to the Society and also make certain payments on behalf of the Society. The charge for these services amounted to €1.807m for the year (2003: €1.539m). The Society has obligations to certain of its members in the form of loan stock, investment stock units, convertible stock and patronage bonus, the level of which is dependent on trade between those members of the Society and the Company and its subsidiaries.

There was no interest payable by the Society in relation to financing transactions between the Society and the Company during 2004 and 2003.

The Society owns Glanbia House, which is the Registered Office of the Company, and charged rent to the Company in respect of this property of €253,948 (2003: €253,948).

The balance due from the Company and its subsidiaries to the Society at 1 January 2005 is €1.828m (2003: €3.695m).

(b) Transactions with directors

The majority of non-executive Directors of Glanbia plc trade farm produce and farm inputs with Irish subsidiaries of the Company. All transactions are carried out on terms consistent with those applied to dealings with unrelated parties. At 1 January 2005, trading balances due from Directors amounted to €54,366 (2003: €75,382). Details of 2004 trading are summarised below:

	Purchases from Directors		Sales to Directors	
	2004 €'000	2003 €'000	2004 €'000	2003 €'000
Total amounts traded	1,753	1,557	693	729
Highest level of trading with an individual Director	557	569	174	244

(c) Transactions with affiliated companies

The Company and its subsidiaries transacted purchases and sales with associated companies, including joint ventures as listed in note 37. At 1 January 2005, net balances due to associated companies amounted to €780,389 (2003 – due from: €7,765,202) and purchases from associated companies amounted to €16,232,137 (2003: €13,966,660) for the year. Sales to associated companies amounted to €29,641,324 (2003: €82,361,399). The loan advanced to a joint venture amounted to €5,658,509 (2003: nil) at the year end.

37 Directors' and Secretary's interests

The interests of the Directors and Secretary and their spouses and minor children in the share capital of the Company, the holding Society and subsidiary companies/societies were as follows:

(a) Glanbia plc

		Ordinary shares of €0.06	
		01/01/05	03/01/04 **
		Number of units	
Beneficial Directors			
TP Corcoran		81,520	81,520
L Herlihy		81,804	81,804
MJ Walsh		23,708	23,708
JJ Moloney	*	70,000	60,000
JE Callaghan		35,000	35,000
HV Corbally		1,495	1,495
JG Fitzgerald	$	24,171	24,171
EP Fitzpatrick		50,501	38,501
JA Gilsenan		2,842	2,842
TP Heffernan		27,644	27,644
CL Hill		31,966	31,966
JV Liston		-	-
GJ Meagher	*	212,327	212,327
JJ Miller		61,136	61,136
WG Murphy	*	230,827	230,827
M Parsons		26,344	26,344
EM Power		37,893	37,893
JV Quinlan		21,347	21,347
GE Stanley		28,724	28,724
KE Toland	*	18,650	13,650
Secretary			
S Talbot		9,100	9,100

* Executive Director
** Or at date of appointment if later
$ Appointed on 10 June 2004

37 Directors' and Secretary's interests (continued)
(a) Glanbia plc (continued)

Details of movements on outstanding options over the Company's ordinary share capital are set out below. Outstanding options are exercisable on dates between 2005 and 2014.

		Options - Ordinary shares of €0.06 Number of units			Exercise price €
		03/01/04	Granted/Lapsed during year	01/01/05	
Beneficial Directors					
JJ Moloney	1988 Share Option Scheme	150,000	-	150,000	4.25 (b)
	2002 Long Term Incentive Plan	290,000	-	290,000	1.55 (c)
	2002 Long Term Incentive Plan	-	150,000	150,000	2.725 (d)
	Sharesave Scheme	4,593	-	4,593	1.20 (e)
GJ Meagher	1988 Share Option Scheme	50,000	(50,000)	-	1.97 (a)
	1988 Share Option Scheme	75,000	-	75,000	4.25 (b)
	2002 Long Term Incentive Plan	205,000	-	205,000	1.55 (c)
	2002 Long Term Incentive Plan	-	75,000	75,000	2.725 (d)
WG Murphy	1988 Share Option Scheme	50,000	(50,000)	-	1.97 (a)
	1988 Share Option Scheme	75,000	-	75,000	4.25 (b)
	2002 Long Term Incentive Plan	225,500	-	225,500	1.55 (c)
KE Toland	2002 Long Term Incentive Plan	164,000	-	164,000	1.55 (c)
	2002 Long Term Incentive Plan	-	100,000	100,000	2.725 (d)
	Sharesave Scheme	4,593	-	4,593	1.20 (e)
Secretary					
S Talbot	2002 Long Term Incentive Plan	164,000	-	164,000	1.55 (c)
	2002 Long Term Incentive Plan	-	75,000	75,000	2.725 (d)
	Sharesave Scheme	4,593	-	4,593	1.20 (e)

Options:

(a) The remuneration committee gave the holders of these options, which were issued in 1994, the choice to receive cash in lieu of exercising the options. Messrs. Meagher and Murphy chose the cash alternative and as a result, the options held lapsed.
(b) Exercisable by Directors at any time up to May 2008.
(c) Exercisable by Directors and Secretary between 2005 and 2012.
(d) Exercisable by Directors and Secretary between 2007 and 2014.
(e) Exercisable by Directors and Secretary, under normal circumstances, between September 2005 and March 2006.

There were no other changes in the interests of the Directors and Secretary between 1 January 2005 and 18 February 2005.

JJ Moloney, GJ Meagher, KE Toland and S Talbot, as participants of the 2002 Long Term Incentive Plan, as noted at (c) above, are eligible for a share award of 10% of the ordinary shares that they continue to hold following the second anniversary of the exercise of the option.

37 Directors' and Secretary's interests (continued)
(a) Glanbia plc (continued)

GJ Meagher and S Talbot, as participants of the 2002 Long Term Incentive Plan, as noted at (d) above, are eligible for a share award of 10% of the ordinary shares that they continue to hold following the second anniversary of the exercise of the option.

JJ Moloney, as a participant of the 2002 Long Term Incentive Plan, as noted at (d) above, is eligible for a share award of 6.6% of the ordinary shares he continues to hold following the second anniversary of the exercise of the option.

Participants in the Sharesave Scheme are deemed to be interested in 1,734,949 ordinary shares beneficially owned by the Glanbia Employees' Share Trust as at 1 January 2005 (1,731,290 ordinary shares as at 18 February 2005).

The market price of the ordinary shares as at 1 January 2005 was €2.80 and the range during the year was €2.15 to €2.85. The 1988 Share Option Scheme expired on 31 August 1998.

(b) Glanbia Co-operative Society Limited	"A" Ordinary shares of €1		Convertible redeemable "B" shares of €0.01	
	01/01/05	03/01/04 **	01/01/05	03/01/04 **
	Number of units		Number of units	
Beneficial Directors				
TP Corcoran	65,929	65,761	139	307
L Herlihy	87,192	86,515	724	1,401
MJ Walsh	13,293	12,793	481	981
HV Corbally	4,156	4,058	109	207
JG Fitzgerald	22,230	22,230	227	227
EP Fitzpatrick	22,701	22,401	343	643
JA Gilsenan	2,302	2,259	63	106
TP Heffernan	25,274	25,100	173	347
CL Hill	15,273	15,051	123	345
JJ Miller	22,491	22,150	280	621
M Parsons	6,563	6,349	257	471
EM Power	24,801	24,570	281	512
JV Quinlan	8,975	8,850	115	240
GE Stanley	632	599	-	33

There have been no changes in the above interests between 1 January 2005 and 18 February 2005.

** Or at date of appointment if later.

37 Directors' and Secretary's interests (continued)

(b) Glanbia Co-operative Society Limited (continued)

		Convertible loan stock units €0.01269738		"C" shares of €0.01	
		01/01/05	03/01/04 **	01/01/05	03/01/04 **
		Number of units		Number of units	
Beneficial Directors					
TP Corcoran		297,279	220,400	1,924,500	1,924,500
L Herlihy		1,455,858	1,062,568	16,626,637	16,626,637
MJ Walsh		190,075	140,392	1,100,000	1,100,000
JJ Moloney	*	-	-	4,634,869	4,634,869
HV Corbally		294,956	217,781	63,498	63,498
JG Fitzgerald		504,173	423,196	-	-
EP Fitzpatrick		330,717	243,713	6,497,492	6,497,492
JA Gilsenan		251,757	167,020	3,714,146	3,714,146
TP Heffernan		282,558	197,755	203,157	203,157
CL Hill		-	-	3,426,974	3,426,974
GJ Meagher	*	-	-	8,880,921	8,880,921
JJ Miller		379,348	289,109	6,309,314	6,309,314
WG Murphy	*	-	-	2,904,610	2,904,610
M Parsons		252,039	155,883	1,269,738	1,269,738
EM Power		330,172	240,306	4,945,207	4,945,207
JV Quinlan		-	-	1,067,686	1,067,686
KE Toland	*	-	-	-	-
Secretary					
S Talbot		-	-	7,182,246	7,182,246

There have been no changes in the above interests between 1 January 2005 and 18 February 2005 with the exception of convertible loan stock units issued to Directors who are milk suppliers in accordance with the conditions of the 2005 Revolving Share Plan of the Society.

* Executive Director
** Or at date of appointment if later

38 Details of the Company's interest in its principal subsidiary and associated undertakings are as follows:

	Principal activities	Group interest %	Address of registered office
(a) Subsidiaries			
D Walsh & Sons Limited	Grain and Fertilizers	60	(1)
Glanbia Consumer Foods Limited	Dairy Products	100	(2)
Glanbia Estates Limited	Property and Land Dealing	100	(2)
Glanbia Farms Limited	Operation of Pig Rearing Facilities	100	(2)
Glanbia Feeds Limited	Manufacture of Animal Feed Products	100	(2)
Glanbia Finance (Ireland) Limited	Financing	100	(2)
Glanbia Financial Services	Financing	100	(2)
Glanbia Foods Society Limited	Dairying, Liquid Milk and General Trading	100	(2)
Glanbia Fresh Pork Limited	Pork and Bacon Products	100	(2)
Glanbia Ingredients (Ballyragget) Limited	Milk Products	100	(2)
Glanbia Ingredients (Virginia) Limited	Milk Products	100	(2)
Glanbia Investments (Ireland) Limited	Investment Holding	100	(2)
Glassonby	Investment Holding	100	(2)
Grassland Fertilizers (Kilkenny) Limited	Fertilizers	73.34	(3)
Waterford Foods plc	Holding Company	100	(2)
Glanbia (UK) Limited	Holding Company	100	(4)
Glanbia Feedstuffs Limited	Supply of Animal Feeds	100	(4)
Glanbia Foods (NI) Limited	Consumer Foods Products	100	(5)
Glanbia Holdings Limited	Holding Company	100	(4)
Glanbia Investments (UK) Limited	Investment Holding	100	(4)
Glanbia Inc.	Holding Company	100	(6)
Glanbia Foods Inc.	Milk Products	100	(7)
Glanbia Foods B.V.	Holding Company	100	(8)
Kortus Food Ingredients Services GmbH	Nutrient Delivery Systems	100	(9)

(b) Associated undertakings/joint ventures	Date to which results included	Principal activities	Group interest %	Address of registered office
Glanbia Cheese Limited	1 January 2005	Cheese Products	51	(4)
Co-operative Animal Health Limited	31 December 2003	Agro Chemicals	50	(10)
South Eastern Cattle Breeding Society Limited	31 December 2003	Cattle Breeding	57	(11)
Malting Company of Ireland Limited	31 October 2004	Malting	33.33	(12)
South East Port Services Limited	1 January 2005	Port Services	49	(3)
Nashs Mineral Waters (Marketing) Limited	31 December 2004	Marketing	50	(13)
South West Cheese Company LLC	31 December 2004	Milk Products	50	(14)
Milk Ventures (UK) Limited	31 December 2004	Evaporated and Powdered Milk	50	(15)

Address of registered office of subsidiary and associated undertakings are as follows:

(1) 20 Patrick Street, Kilkenny, Ireland.
(2) Glanbia House, Kilkenny, Ireland.
(3) Palmerstown, Kilkenny, Ireland.
(4) Second Floor, 2 Albert Road, Tamworth, Staffordshire, B79 7JN, England.
(5) Unit 4, Carn Industrial Estate, Portadown, Co. Armagh, BT63 5RH, Northern Ireland.
(6) Suite 780, Wilmington Trust Centre, 1100 North Market Street, Wilmington, Delaware, USA.
(7) 1373 Fillmore Street, Twin Falls, Idaho, 83301 USA.
(8) Krijtenbogtstraat 2A, 5066 BJ, Moergestel, The Netherlands.
(9) Gewerbestraße 3, 78539 Orsingen-Nenzingen, Germany.
(10) Tullow, Co. Carlow, Ireland.
(11) Dovea, Thurles, Co. Tipperary, Ireland.
(12) South Link, Togher, Co. Cork, Ireland.
(13) Unit 4, Sheehan's Road, Newcastlewest, Co. Limerick, Ireland.
(14) 1141 Curry County Road, Clovis, New Mexico, 88101 USA.
(15) PZ Cussons House, Bird Hall Lane, Stockport, Cheshire SK3 0XN, England.

Associated companies are treated as such where the Group has significant but not dominant influence over operating and financial policies.

39 Borrowings and financial instruments

An outline of the objectives, policies and strategies pursued by the Group in relation to financial instruments is set out in the Finance Review on pages 28 to 29.

For the purposes of the disclosures which follow in this note, short term debtors and creditors which arise directly from the Group's operations have been excluded as permitted under FRS 13. The disclosures therefore, focus on those financial instruments which play a significant medium term role in the financial risk profile of the Group.

(a) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short term creditors such as trade creditors and accruals, as at 1 January 2005 were as follows:

	Debt €'000	Finance leases €'000	Net borrowings €'000	Non-equity minority interest €'000	Total €'000
In less than one year or on demand	2,958	551	3,509	-	3,509
Between one and two years	101,829	298	102,127	72,593	174,720
Between two and five years	-	160	160	37,791	37,951
In more than five years	96,395	-	96,395	-	96,395
	201,182	1,009	202,191	110,384	312,575
Less cash balances	(51,625)	-	(51,625)	-	(51,625)
At 1 January 2005	149,557	1,009	150,566	110,384	260,950
At 3 January 2004	152,175	1,622	153,797	115,759	269,556

(b) Borrowing facilities

The group has various borrowing facilities available to it. The undrawn committed facilities available at 1 January 2005 in respect of which all conditions precedent had been met at that date, are as follows:

	2004 €'000	2003 €'000
In less than one year or on demand	17,782	21,473
Between one and two years	148,372	-
Between two and five years	-	146,159
In more than five years	23,605	120,000
	189,759	287,632

39 Borrowings and financial instruments (continued)

(c) Interest rate risk profile of financial liabilities and financial assets

Financial liabilites	2004 Floating rate financial liabilities €'000	2004 Fixed rate financial liabilities €'000	2004 Total €'000	2003 Floating rate financial liabilities €'000	2003 Fixed rate financial liabilities €'000	2003 Total €'000
Euro	75,584	37,791	113,375	38,337	37,594	75,931
Sterling	9,563	70,731	80,294	(36,853)	191,354	154,501
US dollar	19,640	98,257	117,897	19,112	78,165	97,277
	104,787	206,779	311,566	20,596	307,113	327,709
Finance leases			1,009			1,622
Total			312,575			329,331

Financial assets

At 1 January 2005 the Group's financial assets consist of cash balances of €51.625m as disclosed above, other investments of €29.869m (2003: €13.035m) (note 17) and a Stg£35m subordinated secured loan note (note 19).

The other investments have been excluded from the interest rate risk and currency profiles as they have no maturity date and would thus distort the weighted average period and currency exposure information.

The Stg£35m subordinated secured loan note, was granted by The Cheese Company Holdings Limited in 2004, representing part proceeds arising on the sale by the Group of its 75% interest in its UK hard cheese business. The loan note yields interest at 1.75% above LIBOR. The principle amount and compounded interest is repayable over 40 quarterly instalments from 1 April 2008 to 1 January 2018.

(d) Fixed rate financial liabilities	Weighted average interest rate 2004 %	Weighted average interest rate 2003 %	Weighted average period for which rate is fixed 2004 years	Weighted average period for which rate is fixed 2003 years
Euro	8.50	8.50	2.58	3.58
Sterling	5.19	6.69	0.37	1.26
US dollar	6.75	7.99	2.15	2.87
	6.53	7.25	1.62	1.96

Fixed rate financial liabilities include US$100m (maturing November 2006) and €38.2m (maturing July 2007) non-equity minority interest.

The floating rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight up to six months by reference to inter-bank interest rates (EURIBOR, £LIBOR, $LIBOR). The figures shown in the table above also take into account various interest rates and currency swaps used to manage the interest rate and currency profile of financial liabilities.

39 Borrowings and financial instruments (continued)

(e) Currency exposures

As explained on pages 28 to 29 of the Finance Review, the Group's currency exposures arising from its overseas investments (its structural currency exposures) are mitigated to a reasonable extent. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

Transactional (non-structural) exposures comprise monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain borrowings treated as hedges of net investments in overseas operations. Transactional exposures give rise to the net currency gains and losses recognised in the profit and loss account.

At 1 January 2005, taking into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage these exposures, the Group had no material transactional currency exposures.

(f) Fair value of financial assets and financial liabilities

Set out below is a comparison by category of the net carrying amounts and estimated fair values of all the Group's financial assets and financial liabilities as at 1 January 2005.

	Net carrying amount		Estimated fair value	
	2004	2003	2004	2003
Financial assets	€'000	€'000	€'000	€'000
Cash balance	51,625	59,775	51,625	59,775
Secured loan note	51,942	-	51,942	-
Other investments - quoted	80	80	1,245	930
Other investments - unquoted	24,131	12,955	24,131	12,955
Other investments - loan to joint venture	5,658	-	5,658	-
	133,436	72,810	134,601	73,660

Due to the seasonal aspect of the business, cash balances at year-end are typically higher than throughout the year. The carrying value of the Secured Loan note and the loan to a joint venture approximated fair value due to the loans yielding interest at rates similar to current interest rates. The fair values of quoted investments were estimated based on quoted market prices for those investments.

In the opinion of the Directors, the carrying value of unquoted investments approximated fair value.

	Net carrying amount		Estimated fair value	
Financial liabilities	2004	2003	2004	2003
	€'000	€'000	€'000	€'000
Non-equity shares	111,509	116,940	120,949	126,527
Long term fixed rate borrowings	-	92,133	-	96,012
Floating rate borrowings	201,182	119,817	201,182	119,817
Finance leases	1,009	1,622	1,009	1,622
	313,700	330,512	323,140	343,978

The carrying value of non-equity shares is gross of unamortised issue costs. The fair value of non-equity shares has been calculated by discounting expected future cashflows at prevailing year-end interest rates.

	Net carrying amount		Estimated fair value	
Derivative financial instruments held to manage the interest rate and currency profile:	2004 €'000	2003 €'000	2004 €'000	2003 €'000
Interest rate swaps and similar instruments	-	1,599	5,325	4,314
Forward foreign currency contracts and currency options	-	-	(3,176)	(3,506)
	-	1,599	2,149	808

Market rates have been used to determine the fair value of all swaps and forward foreign currency contracts.

39 Borrowings and financial instruments (continued)
(g) Hedges

The Group's policy is to hedge the following exposures:

- Interest rate risk - using interest rate swaps, currency swaps and interest rate options.
- Structural and transactional currency exposures and currency exposures on future committed sales - using currency swaps, forward currency contracts and currency options.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised.

The table below shows the extent to which the Group has unrecognised gains and losses on financial instruments and deferred gains and losses in respect of financial instruments used as hedges.

	Gains €'000	Losses €'000	Net €'000
Unrecognised gains and losses:			
On hedges at 3 January 2004	3,506	(2,715)	791
Arising in previous year and recognised in 2004	(3,506)	-	(3,506)
Arising in previous year and not recognised in 2004	-	(2,715)	(2,715)
Arising in 2004 and not recognised in 2004	3,460	(2,894)	566
On hedges at 1 January 2005	3,460	(5,609)	(2,149)
Of which:			
Expected to be recognised in 2005	3,272	(79)	3,193
Expected to be recognised in 2006 or later	188	(5,530)	(5,342)
Deferred gains and losses:			
On hedges at 3 January 2004	-	(1,546)	(1,546)
Arising in previous year and recognised in 2004	-	524	524
Arising in previous year and not recognised in 2004	-	(1,022)	(1,022)
Arising in 2004 and not recognised in 2004	-	-	-
On hedges at 1 January 2005	-	(1,022)	(1,022)
Of which:			
Expected to be recognised in 2005	-	(521)	(521)
Expected to be recognised in 2006 or later	-	(501)	(501)

40 Approval of the financial statements
The directors approved the financial statements on 1 March 2005.

Five year Financial Summary

Profit and loss accounts	2004 € million	2003 (as restated) € million	2002 € million	2001 € million	2000 € million
Turnover	1,846.0	2,041.1	2,316.7	2,625.4	2,401.7
Operating profit	84.8	75.4	88.6	91.7	81.8
Interest (net)	(6.9)	(15.7)	(19.7)	(26.6)	(28.9)
Share of operating profit of joint venture and associates	0.2	0.9	2.9	1.6	0.8
Loss on sale of operations	(2.6)	(28.2)	(25.6)	(2.1)	23.1
Provision for loss on sale of operation	–	(49.1)	–	–	–
Reorganisation and merger costs	–	–	–	–	(2.8)
Profit/(loss) on sale of fixed assets	0.9	11.6	13.8	(3.5)	5.5
Profit/(loss) on termination of operations	2.5	(9.8)	(68.1)	–	–
Profit/(loss) before taxation	78.9	(14.9)	(8.1)	61.1	79.5
Taxation	(8.8)	(8.7)	(7.9)	(7.4)	(5.5)
Minority interests	(10.8)	(11.3)	(13.3)	(13.6)	(14.5)
Profit/(loss)	59.3	(34.9)	(29.3)	40.1	59.5
Dividends	(15.3)	(14.5)	(13.8)	(13.2)	(12.6)
Profit retained/(loss absorbed)	44.0	(49.4)	(43.1)	26.9	46.9

Key financial ratios

		2004	2003	2002	2001	2000
Operating profit before exceptional items/turnover ***	%	4.6	4.5	3.9	3.6	3.4
Profit/(loss) before tax/turnover	%	4.3	(0.7)	(0.3)	2.3	3.3
Earnings per share	c	20.41	(12.01)	(10.06)	13.71	20.35
Fully diluted earnings per share	c	20.30	(12.01)	(10.06)	13.71	20.35
Adjusted earnings per share	c	20.10	19.26	17.44	15.85	11.55
Borrowings/capital employed	%	44.6	51.6	55.0	75.2	** 101.5
Current assets/current liabilities	times	1.7	1.4	1.6	1.5	1.4
Quick assets*/current liabilities	times	1.1	0.8	1.0	0.9	1.0

* Current assets less stocks
** Excluding capital grants
*** Excluding share of turnover of joint ventures

Glanbia plc
Glanbia House
Kilkenny, Ireland

Tel. +353 56 777 2200
Fax. +353 56 777 2222
www.glanbia.com